EXHIBIT 13

                  ANNUAL REPORT TO SHAREHOLDERS

                    _________________________

                            The Spirit
                                of
                            Community
                             Banking

                             CITIZENS
                        FINANCIAL SERVICES
                        __________________
                           INCORPORATED

                        Annual Report 1995

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THE STRATEGY FOR FINANCIAL GROWTH
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"In this new era of bank mergers and acquisitions, First Citizens remains dedicated to our goal of leading the Twin Tiers as the region's premier community banking system."
______________________________________________________________________________

THE YEAR 1995 was an historic one for banking customers across the Twin Tiers. In a series of successive shock waves that rolled across the region during one of the hottest summers on record, customers of several of the region's largest banking institutions were advised that, once again, their banks were being sold to even larger and even more impersonal big-market banks.

But not First Citizens' customers. Today the differences between First Citizens' philosophies and the strategies of our largest competitors have never been greater. In stark contrast to the others, we remain resolutely close to our customers. Intensely focused on the communities we serve. And, like our own customers, fiercely independent.

Today, as never before, First Citizens sees unfolding opportunity in our steadfast commitment to our principles of true community banking. The signs of our strategic success are all around us. And as we review the successful year just completed, we look ahead with great anticipation to a future of even greater opportunity-- and even greater growth.
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"Nearly 76% of our deposits are directly loaned within our market,  which we believe is a tremendous method to support the economic development of the Twin Tiers."
______________________________________________________________________________

TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES:

It is with a great sense of accomplishment that we end this annual report for 1995. The following narrative is designed to cover only a few of the "highlights" of the past year, but cannot do justice to the many achievements
we are so proud of.   Needless to say, the record  performance of 1995 is a
culmination of outstanding effort and devotion by all directors and employees to serve our customers, communities, and shareholders.

FINANCIAL PERFORMANCE
In the twelve months since year-end 1994, we have seen assets grow 6.3% from
$232.5 million to $247.1 million.   Deposits grew 9.7% from $194.5 million to
$213.3 million. This strong deposit growth substantially diminished our reliance on the "borrowed funds" utilized in late 1994. Loan growth was a more modest 3.2%, increasing $5.1 million to $161.6 million. Nearly 76% of our deposits are loaned within our market to meet consumer and commercial credit needs. We believe this is a tremendous method to support the economic development of our area.

Assets managed by the Trust and Investment Services division grew a dramatic 15% to surpass $41 million. This outstanding growth was the result of hiring an experienced business development officer and implementing an employee referral program. This making the growth during the past two years nearly 50%.

The quality of the loan portfolio remains quite good with past due loans equal to 2.76% of total loans, up from the 2.03% at year-end 1994. Loans not accruing interest were down from $l.6 million to $1.5 million at year-end 1994 and 1995 respectively. The more loans, either classified as non-actual or over 90 days past due, are collateralized by mortgage liens and, therefore, any significant loss exposure is minimized. Net loan losses in 1995 were $51 thousand. The allowance for possible loan losses grew by 6.5% during 1995 to $1.8 million and represents 1.13% of outstanding loans.

Net income was a record $2.8 million or 8% over the prior year with earnings per share equaling $2.10 versus $1.95 for 1994.The primary factors influencing the earnings growth were a moderate 2% ($179 thousand) growth in net interest income, a $92 thousand decline in the provision for possible loan losses, a 25% increase in trust income and very modest growth in salary and benefit expense, as well as other operating expense. During 1995 the insurance premiums paid into the Bank Insurance Fund of the Federal Deposit Insurance Corporation were reduced from 23 cents per hundred of deposits to 4 cents per hundred. Even with this premium reduction, this component of the FDIC fund became fully capitalized and prompted a refund to First Citizens of $91 thousand in September. In total, our FDIC insurance expense declined $117 thousand from that paid in 1994.

Total stockholders' equity was $21.3 million, an increase of 12.7%. This Strong growth was due to the earnings of $2.8 million, minus a $1.1 million declaration of cash dividends plus a $713 thousand improvement (net of tax) in the market value of available-for-sale securities. The improvement in the market value of available-for-sale securities was a direct result of the decline in national interest rates during 1995 Stockholders' equity now represents 8.6% of total assets versus 8.1% at year-end 1994. This substantially exceeds the 5% ratio defined by regulatory agencies as "well capitalized."

The bid and ask price of our common shares were $23.50 and $25.50 at December 31,1995, averaging 5% over the prior year.
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to an employee of the Corporation, center right third of page, approximately 4 inches square]
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Opposite: Gina M Boor, secretary to the president, receives the Employee of the
Year award from Richard Wilber, President. Gina joined First Citizens in 1991 and was honored at the annual Christmas Party for her outstanding professional contributions.
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Pennsylvania, top right one third of page, approximately 2.5 inches square]
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Above: The warm glow of gaslights in downtown Wellsboro is reflective of the close hometown relationship we share With our communities.
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approximately two inches by 4 inches]
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Left: Our agricultural industries are a major factor in our region's growth.
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A MESSAGE FROM THE PRESIDENT
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OPERATING AND STRATEGIC INITIATIVES
In early 1995, we engaged a professional marketing firm to generate creatively that would perpetuate our outstanding growth in this increasingly competitive business. We were delighted to adopt an exciting new logo ("The Spirit of Independence Lives On"), as well as a very appealing radio jingle. This highly focused marketing has been very effective not only in strengthening our corporation's name recognition, but also emphasizing our philosophy of hometown community banking--a style that is rapidly disappearing as bank mergers and acquisitions accelerate.

A revolutionary new form of technology known as "check imaging" was implemented in mid 1995 and has had a profound impact on our ability to deliver cost-effective checking account services. This technology has allowed us to reduce postage expense, while eliminating the need for three positions in statement preparation and the related "back-office" area of the bank. Customer acceptance of this service has been outstanding.

We continue to closely examine additional technology applications and recently completed a comprehensive assessment culminating in a clearly defined technology plan. We recognize that changing consumer expectations and preferences will dictate changes in our delivery of banking services. Our challenge will be to select cost effective technology that will allow us to satisfy both customer demands and shareholder performance expectations.

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"The opportunity to expand our community of office network to nine locations has created tremendous excitement and enthusiasm."
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On November 28,1995 we signed an agreement to acquire the Gillett and Canton community offices from Meridian Bank, headquartered in Reading, Pennsylvania. This opportunity to expand our community office network to nine locations has created tremendous excitement and enthusiasm. Our initial reception by these customers and communities has been very heartwarming and gives us a great deal of confidence as we move beyond the $250 million asset milestone.

HUMAN RESOURCES
This corporation's strength and success depends on the quality of its directors and employees. Although there were no changes in our corporate board of directors, there were two Wellsboro local board members who resigned due to relocating out of the area. The contributions of Mr. Oliver Richard Bartlett and Wilson Gridley, III will be sorely missed.

In September 1995, Timothy Gooch was appointed to the Wellsboro local board.
Mr. Gooch is a CPA at Pennypacker and Ziegler, P.C., Wellsboro. He is a director of the Wellsboro Area Chamber of Commerce and has served both the Wellsboro Area United Way and the American Cancer Society. He is also treasurer and part-owner of Laurel Racquetball Club.

Employees of this corporation have been working very hard to further their professional knowledge. ln 1995, over 50% of employees attended educational programs away from the bank. In August Phillip Vaughn, Assistant Vice President and Office Manager in Ulysses, completed the three year Advanced School of Banking conducted by the Pennsylvania Bankers Association (PBA). Other individuals are working through this three year program or have completed various one-week "academies" also available through the PBA. We are fortunate to have employees willing to invest more of their personal time to enhance their banking skills.

THE FUTURE
With the year 2000 in sight, it seems clear that dramatic changes in the banking industry will continue unabated. The long-predicted industry consolidation is in full swing. Fifteen of the country's fifty largest banks were involved with mergers or acquisitions. Even smaller banks are buying each other, as evidenced by a 10% decline in Pennsylvania bank charters (from 261 to 235). Liberalized legislation, such as the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 and early "opt-in" legislation by the Commonwealth of Pennsylvania, allowing for reciprocal interstate banking and branching, will encourage further consolidation. We continue to believe opportunities will arise from these trends. Consumers finding their accounts taken over by acquiring banks with higher fees and less personal service will search anew for a true community bank with an independent spirit like First Citizens. In addition, large bank acquisitions of other large banks cause, in some cases, regulatory mandates to shed duplicate branches within the same markets. Furthermore, large
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years of service, bottom middle of page, approximately 3.5 inches by 5.5 inches]
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First Citizens employees were recognized for their five-year intervals of service. Standing from left: Irene Douglass (10), Linda Nowak (15), Jean Knapp
(15), Paula Johnson (15), Joanne Marvin (25), and Kathy Swain (10). Seated from left: Terry Osborne (20), Dot Rakoski (10), Jerry Rumsey (30), Karen Jacobson
(25) and Phillip Vaughn (5). Not shown: Valerie Davis (5), Jennifer Heath (5), Sandra Harris (5), Beth Pfleegor (15), and Jane McGee (30).
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                                4
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banks in metropolitan areas may decide to dispose of entire geographic markets that may be desirable to us.

New technologies are being introduced at a dizzying pace. Some believe electronic banking (through personal computers, telephones, and even more sophisticated ATM cards) will evolve so rapidly that "brick and mortar" branch networks will be obsolete. They further say banks will become indistinguishable from each other in the electronic environment all products will be come commodities in the eyes of consumers. They warn that the "technologically challenged" banks will not succeed while those who invested heavily in technology will flourish. In my judgement, these scenarios seem somewhat extreme and do not do justice to the customer who demands high quality personal service. We will, however, be sensitive to the customer's increasing demand for convenience and cost-effective delivery of financial services in an increasingly technological age.

One matter which is yet to be resolved, but will impact 1996 in a potentially significant way, pertains to actions by the Federal Deposit Insurance Corporation (FDIC"). Our premiums are paid into two different funds under the administration by the FDIC. As mentioned previously, the Bank Insurance Fund became fully funded in 1995. Because the Savings Association Insurance Fund is not fully Funded, the premium remains at 23 cents per hundred in deposits and applies to approximately $52 million of our deposits. Congress is considering a one-time assessment to fully capitalize this fund which, if implemented, would reduce net income by $290 thousand after tax in 1996.

Further impacting net income will be the uncertainty of interest rates, an expected weakness in loan demand, and uncertainties with rising unemployment levels.

We hope to formulate definitive plans on a new operations and administration center. Our substantial growth during the first half of the nineties ($75 million growth in five years) has renewed our conviction to see this project to a conclusion.

Although there are many uncertainties and challenges confronting us, we also look forward to the numerous opportunities. We will work very hard to meet these challenges and capitalize on opportunities and continue the success this corporation has been accustomed to.

Sincerely,

/s/ Richard E. Wilber

Richard E. Wilber
President
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"A bright new day is dawning for the future of First Citizens in communities all across the Twin Tiers--and beyond."
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inches by 5.5 inches on top third center of page]
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THE YEAR 1995 was an historic one for First Citizens National Bank. Following months of careful analysis and development, in March of this past year First Citizens introduced our new corporate identity--an American patriot riding confidently into the future on horseback--to symbolize the strength, dedication and independence we represent as our region's leading community banking system.

Accompanying our new identity was our new corporate position: The Spirit Of Independence. Today, just one year later, this bold new campaign has captured the imagination of the public and of our customers. In communities all across the Twin Tiers, citizens are discovering the true power of Independence Banking and the impact it can make on their lives--and in their communities.

COMMUNITY VALUES
REFLECT OUR SYSTEM'S
STRENGTHS.
Throughout 1995, First Citizens National Bank again demonstrated, as we have over so many years in the past, that as a truly independent bank we not only can compete successfully against our more distant big-market competitors we can thrive.

In the harsh business climate of today, sudden and unexpected reorganizations at other area institutions have often left their employees and their customers alike bitter and resentful of the resulting changes. But at First Citizens, for generations we've nurtured the subtle and delicate balance of offering national caliber products while delivering services with the helping hand of a true community banking institution.

CUSTOMER SATISFACTION:
OUR PATH TO THE FUTURE.
The image of neighbor helping neighbor is both a welcome and a powerful one for the citizens of the Twin Tiers. And at First Citizens, with our intense focus on community involvement, it's an image which we have both carefully sought and diligently earned with our customers.

Our success has established us as the premier community banking system in the region and points the way to a bright future of expanding growth and opportunity.

For example, as a result of our newest efforts over the past year, in early 1996 we will proudly add two new Patriot Riders to join the original seven which ride across our system maps (see pages 8-9). In late 1995 we announced the acquisition of our two newest community offices in Canton and Gillett. Already these two communities are applauding our plans to return local financial independence to their citizens as we've done for decades for the thousands of other citizens all across the Twin Tiers.

And that's only the beginning. We believe that the future of banking in the Twin Tiers belongs to that institution which remains closest to the many unique communities which dot our rolling landscapes. This is precisely why our special relationship with the citizens and the communities of our region provide the keys to renewed and ongoing growth and prosperity as, day by day, First
Citizens works to further establish our leadership in community banking throughout our region.

Three stars light our path into the future at First Citizens National Bank. And as we have for generations, we continue to grow with a special focus on our flexibility, financial stability, and service reliability. In addition to demanding superior customer service, our customers today increasingly place their trust and confidence in those financial institutions which embody these three attributes.

FLEXIBILITY
For First Citizens' customers, flexibility has always mean the convenience of banking with an institution which offers an array of programs, options and top-flight banking products combined with personal banking choices. In 1995, new programs built on our reputation for offering customer flexibility.

Powerful new checking products featuring low-cost customer options have met with tremendous acceptance. Our move to Image-Checking exemplifies convenience banking for our customers. And new checking account alternatives now allow
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"Our growth as a banking institution is directly tied to the strength of our rural farming communities."
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inches in length by 2.5 inches width on right side of page]
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WHERE LOCAL DECISIONS STILL COUNT
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our customers to design their own programs with popular no-cost features like free checks, interest-bearing checking, direct-deposit, and more.

But our service flexibility extends far beyond mere products. Today at First Citizens, key lending decisions are reviewed directly by our board members who are intimately involved with our local communities. When special lending considerations are called for, they are reflected in our approval processes. Across the Twin Tiers, no institution is closer to its customers than First Citizens.

STABILITY.
In today's volatile business climate, change is the only certain constant. Yet at First Citizens, our long-standing success is anchored in our commitment to promote and to protect the core financial strength of our institution at all times.

We recognize, after all, that the true basis of our financial independence is our own financial self-reliance. That is why, in the face of massive corporate downsizing and the banking mergers and acquisitions appearing regularly in regional and national headlines, the citizens of the Twin Tiers have grown to depend on the steady leadership of First Citizens as the premier banking system in our region.

Our community-based business philosophy has proven to be vital because it means that the decisions by our Board of Directors continually reflect the inherent strengths of the citizens of our communities.

RELIABILITY.
At First Citizens, we're right here, ready for the long haul. "When you need us... we'll be here!" is more than just another bank slogan at First Citizens. Our customers recognize that it reflects our special confidence in them and the communities we serve. As their community's bank, they know they can count on us--and so increasingly, they do.

Market leadership. It's a constant, ongoing challenge. But every day the results prove to be worth the effort. We are succeeding at providing the region's finest banking products with a level of friendly service the citizens of our area have grown to depend on from First Citizens. Today more than ever, all across the Twin Tiers, First Citizens customers in every station of life "Just Ask Us" for the financial counsel and service they rely upon.
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corner of page, one inch square]
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"We proudly support the quality community organizations and programs which enrich the lives of our area's citizens."
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"Everywhere you look, First Citizens is here: supporting local fire companies, hospitals, schools, little leagues and so much more. We are proud to be an integral part of our communities."
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[GRAPHIC OMITTED:  Roadmap of upper Pennsylvania and lower New York, with small silhouettes of a colonial rider on horseback marking the bank's branch locations from left to right, at Genesee, Ulysses, Wellsboro, Blossburg, Mansfield, Gillett (shaded), Troy, Canton (shaded), and Sayre, across center of page. The roadmap has photographs adjacent to the branch locations. They are: 1. man skiing, 2. barn, 3. band, 4. Victorian homes, 5. town, 6. First Citizens signage, 7. sail boat, and 8. Victorian home]
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THE FIRST CITIZENS of this region demonstrated the spirit of neighbor helping neighbor. From colonial days, the determination and dedication of our earliest settlers enabled them to conquer a new territory which stretched across the pristine forests of the Twin Tiers. As citizens increasingly populated the area, the established settlers welcomed newer visitors. Soon, industrialization brought the emerging railroading industry as our communities grew and prospered.

Today, throughout the rolling endless mountains, our citizens still join together in events that have become as traditional as the changing seasons of the region.

Everywhere you look, First Citizens is here: supporting local fire companies, hospitals, schools, little leagues and so much more. And we are proud to play such a key role in the lives of the citizens of our region.

A PART OF COMMUNITY LIFE
"Giving something back" to our communities is of great importance in keeping the communication lines open between ourselves and the communities we serve. We proudly support the quality organizations and programs which enrich the lives of our area's residents.

Among our many other routine commitments to community charities and volunteer efforts throughout the region, in
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Genesee--Situated directly on the New York boarder,  this scenic, pastoral community is home to the Lumber Museum and the gateway to Pennsylvania's Twin Tiers for hundreds of thousands of New York's visitors each year.

Ulysses--Centered in the heart of one of Pennsylvania's key northern agricultural regions, this small agrarian community lies within easy reach of the area's most popular winter play land, Denton hill Family Ski Resort, Inc.

Wellsboro--Gateway to The Pennsylvania Grand Canyon, this gaslight-era tourist community is renowned for its charming turn-of-the-century Victorian homes and architecture.

Mansfield--Nationally acclaimed as the site of America's first night football game, this community is home for Mansfield University and serves as First Citizens' corporate headquarters.

Blossburg--This attractive rural community boasts one of America's leading historic and industrial events, the annual Blossburg Coal Festival.

Troy--Each summer, the region's most spectacular outdoor event, The Troy Fair, features big-name country singers, award-winning livestock, rides, and other special family events.

Sayre--Home of First Citizens' oldest branch (chartered 1899) and Guthrie Health Services, one of America's premier health care stems; Guthrie's Life Flight air support operation serves all of the Twin Tiers.
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1995 First Citizens made substantial contributions to the North Penn Hospice
Care Program. In addition, ongoing programs such as "Adopt-A-Highway," and annual programs like "The FCNB Scholarship" and "A" programs serve to encourage environmental and educational awareness in the region.

And while some area banks keep moving farther away from their customers, First Citizens continues to grow stronger right here at home. A majority of our own directors and officers--as well as nearly all of our 1,400 shareholders--have vested interests in the communities we serve. After all, we live here. And every decision we make as an institution reflects that important fact.

MAPPING THE FUTURE:
A GROWING SERVICE AREA
Building on the successes of our past, First Citizens National Bank remains dedicated to the future growth of every community throughout the Twin Tiers.

We look forward in 1996 to adding our newest offices in the communities of Gillett and Canton to our service map. We're proud to be strengthening our commitment to this important region. And we look forward to playing a continuous role in leading our region to a new era of prosperous growth.
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[GRAPHIC OMITTED:   Marching bank, approximately 10 inches in length  by 2.5
inches width on right side of page]
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SEVEN COMMUNITIES...ONE BANKING SYSTEM
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FINANCIAL HIGHLIGHTS
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
(dollars in thousands, except per share data)   1995        1994

BALANCE SHEET
Assets                                        $247,094   $232,537
Deposits                                       213,316    194,478
Net Loans                                      159,794    154,848
Stockholders' Equity                            21,297     18,903

STATEMENT OF INCOME
Interest Income                                 19,422     17,336
Interest Expense                                 9,851      7,944
Net Interest Income                              9,571      9,392
Net Income                                       2,834      2,625

PER SHARE DATA
Net Income                                        2.10       1.95
Cash Dividends                                    0.85       0.81

TRUST DEPARTMENT
Trust Assets Managed                            41,172     35,596

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[GRAPHICS OMITTED:  Six bar charts depicting 1.  total assets, 2.  net income,
3. stockholders' equity, 4. deposits, 5. net loans, and 6. cash dividends declared, each from 1991 to 1995. Tabular representation of those graphs are set forth as follows:

TOTAL ASSETS
(Dollars in Thousands)
1991      1992      1993      1994      1995
$186,079  $202,155  $216,237  $232,537  $247,094
__________
NET INCOME
(Dollars in Thousands)
1991      1992      1993      1994      1995
$1,318    $2,248    $2,424    $2,625    $2,834
__________
STOCKHOLDERS' EQUITY
(Dollars in Thousands)
1991      1992      1993      1994      1995
$14,898   $16,329   $18,340   $18,903   $21,297
__________
DEPOSITS
(Dollars in Thousands)
1991      1992      1993      1994      1995
$164,402  $178,033  $191,013  $194,478  $213,316
__________
NET LOANS
(Dollars in Thousands)
1991      1992      1993      1994      1995
$120,747  $128,326  $140,391  $154,848  $159,794
__________
CASH DIVIDENDS DECLARED
(Dollars in Thousands)
1991      1992      1993      1994      1995
$908      $960      $1,023    $1,088    $1,153
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Citizens Financial Services, Inc.
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CITIZENS FINANCIAL SERVICES, INC.
CONSOLIDATED BALANCE SHEET
December 31, 1995 and 1994
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
(in thousands)                                            1995      1994

ASSETS:
Cash and due from banks:
 Noninterest-bearing                                   $ 5,536   $ 5,479
 Interest-bearing                                           37        32

Total cash and cash equivalents                          5,573     5,511

Available-for-sale securities                           21,444    14,640

Held-to-maturity securities (estimated market
 value 1995, $53,589; 1994, $47,897)                    52,271    49,617

Loans (net of allowance for possible loan losses
 1995, $1,833;1994, $1,721)                            159,794   154,848

Foreclosed assets held for sale                            208       168
Premises and equipment                                   4,175     4,124
Accrued interest receivable and other assets             3,629     3,629

TOTAL ASSETS                                          $247,094  $232,537

LIABILITIES:
Deposits:
 Noninterest-bearing                                  $ 15,140  $ 14,495
 Interest-bearing                                      198,176   179,983

Total deposits                                         213,316   194,478

Borrowed funds                                           8,855    16,030
Accrued interest payable                                 2,106     1,692
Dividends payable                                          579       547
Other liabilities                                          941       887

TOTAL LIABILITIES                                      225,797   213,634

STOCKHOLDERS' EQUITY:
Common Stock
 $1.00 par value; authorized 5,000,000 shares
   in 1995 and 2,000,000 shares in 1994; issued
  and outstanding 1,347,323 and 1,334,543
  shares in 1995 and 1994, respectively                  1,347     1,334
Additional paid-in capital                               6,512     6,224
Retained earnings                                       13,089    11,709

TOTAL                                                   20,948    19,267

Unrealized holding gains (losses) on
 available-for-sale securities                             349      (364)

TOTAL STOCKHOLDERS' EQUITY                              21,297    18,903

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                  $247,094  $232,537

See notes to consolidated financial statements.
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                                11
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1995 Annual Report
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CITIZENS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF INCOME
Years Ended December 31, 1995 1994, and 1993
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
(in thousands, except per share data)               1995        1994     1993

INTEREST INCOME:
Interest and fees on loans                      $14,799     $12,918  $12,053
Interest on federal funds sold                       --          --        1
Interest on interest-bearing deposits with banks    135          25       54
Interest and dividends on investments:
 Taxable                                          4,233       4,046    4,045
 Nontaxable                                         179         281      324
 Dividends                                           76          66       74

TOTAL INTEREST INCOME                            19,422      17,336   16,551

INTEREST EXPENSE:
Interest on deposits                              9,340       7,521    7,670
Interest on borrowed funds                          511         423      183

TOTAL INTEREST EXPENSE                            9,851       7,944    7,853

NET INTEREST INCOME                               9,571       9,392    8,698
Provision for possible loan losses                  163         255      315

NET INTEREST INCOME AFTER PROVISION
 FOR POSSIBLE LOAN LOSSES                         9,408       9,137    8,383

OTHER OPERATING INCOME:
Service charge income                               732         707      685
Trust income                                        255         204      191
Realized securities gains, net                       10          63       50
Other income                                        255         162      140

TOTAL OTHER OPERATING INCOME                      1,252       1,136    1,066

OTHER OPERATING EXPENSES:
Salaries and employee benefits                    3,150       3,088    2,782
Occupancy expenses                                  413         391      363
Furniture and equipment expenses                    574         599      600
FDIC insurance expense                              289         406      405
Other expenses                                    2,239       2,006    1,967

TOTAL OTHER OPERATING EXPENSES                    6,665       6,490    6,117

Income before provision for income taxes          3,995       3,783    3,332
Provision tor income taxes                        1,161       1,158      908

NET INCOME                                      $ 2,834     $ 2,625  $ 2,424

EARNINGS PER SHARE                               $ 2.10      $ 1.95   $ 1.80

See notes to consolidated financial statements.
                              _____

Citizens Financial Services, Inc.
______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 1995, 1994 and 1993
______________________________________________________________________________

                                                                                 Unrealized
                                                             Additional          Holding
                                             Common Stock    Paid-in   Retained  Gains/(Losses)
(in thousands, except per share data)      Shares    Amount  Capital   Earnings  on Securities   Total

Balance, December 31,1992                 1,309,363  $1,309  $5,770    $ 9,250                   $16,329

Net income                                                               2,424                     2,424
Stock dividend                               12,524      12     206       (218)
Cash dividends, $.76 per share
 ($.77 per share on an historical basis)                                (1,023)                   (1,023)
Unrealized gains on available-for-sale
 securities                                                                      $610                610

Balance, December 31,1993                 1,321,887   1,321   5,976     10,433    610             18,340

Net income                                                               2,625                     2,625
Stock dividend                               12,656      13     248       (261)
Cash dividends, $.81 per share                                          (1,088)                   (1,088)
 ($.81 per share on an historical basis)
Unrealized losses on available-for-sale securities                               (974)              (974)

Balance, December 31,1994                 1,334,543   1,334   6,224     11,709   (364)            18,903

Net income                                                               2,834                     2,834
Stock dividend                               12,780      13     288       (301)
Cash dividends, $.85 per share                                          (1,153)                   (1,153)
Unrealized gains on available-for-sale securities                                 713                713

Balance, December 31,1995                $1,347,323  $1,347  $6,512    $13,089   $349            $21,297

See notes to consolidated financial statements.
                              _____

1995 Annual Report
______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Years Ended December 31, 1995, 1994 and 1993
______________________________________________________________________________

(in thousands)                                          1995      1994      1993

  Cash Flows from Operating Activities:
    Net income                                          $ 2,834   $ 2,625   $ 2,424
    Adjustments to reconcile net income to net
     cash provided by operating activities:
      Provision for possible loan losses                    163       255       315
      Provision for depreciation                            412       440       438
      Amortization and accretion of investment securities   248       190       194
      Deferred income taxes                                  25        20      (189)
      Realized gains on securities                          (10)      (63)      (50)
      Realized gains on loans sold                          (37)      (12)      (20)
      Gain on sales or disposals of premises and equipment   --        (2)       --
      (Gain) loss on sales of foreclosed assets held
        for sale                                            (45)      (24)        7
      (Increase) decrease in accrued interest receivable
        and other assets                                   (393)      247      (418)
       Increase (decrease) in accrued interest payable
        and other liabilities                               468        82       (91)

         Net cash provided by operating activities        3,665     3,758     2,610

  Cash Flows from Investing Activities:
    Available-for-sale securities:
     Proceeds from sale of securities                       --      3,063        --
     Proceeds from maturity of securities                1,000         --        --
     Purchases of securities                            (6,797)    (3,003)       --
    Held-to-maturity securities:
     Proceeds from sale of securities                       --         --        39
     Proceeds from maturity and principal repayments
      of securities                                      5,556      3,203    10,072
     Purchases of securities                            (8,375)    (6,478)  (12,234)
    Net increase in loans                               (5,250)   (14,713)  (12,432)
    Capital expenditures                                  (463)      (602)     (460)
    Proceeds from sale of premises and equipment            --          4        --
    Proceeds from sale of foreclosed assets held for sale  184        100       164

        Net cash used in investing activities          (14,145)   (18,426)  (14,851)

  Cash Flows from Financing Activities:
    Net increase in deposits                            18,838      3,465    12,980
    Proceeds from long-term borrowings                   1,844      2,844     1,335
    Repayments of long-term borrowing                     (186)      (390)       --
    Net increase (decrease) in short-term borrowed
     funds                                              (8,833)     9,704    (2,184)
    Dividends paid                                      (1,121)    (1,056)     (992)

        Net cash provided by financing activities       10,542     14,567    11,139

        Net increase (decrease) in cash and cash
         equivalents                                        62       (101)   (1,102)

  Cash and Cash Equivalents at Beginning of Year         5,511      5,612     6,714

  Cash and Cash Equivalents at End of Year             $ 5,573    $ 5,511   $ 5,612

Supplemental Disclosures of Cash Flow Information:
  Interest paid                                        $ 9,437    $ 7,970   $ 7,905

    Income taxes paid                                  $ 1,135    $ 1,097   $ 1,311

See notes to consolidated financial statements.
                              _____

Citizens Financial Services, Inc.
______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
______________________________________________________________________________
1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES:
______________________________________________________________________________
Citizens Financial Services, Inc. (individually and collectively, the "Company") is a Pennsylvania corporation organized as the holding company of its wholly-owned subsidiary, First Citizens National Bank (the "Bank"). The Bank is a national banking association headquartered in Mansfield, Pennsylvania and operating seven full-service banking offices in Potter, Tioga and Bradford counties. The Bank provides a comprehensive range of services including consumer loans, residential real estate loans, commercial loans, and loans to various state and municipal entities. Deposit programs encompass the full range of consumer as well as commercial checking and savings accounts. Deposit products also include certificates of deposit and individual retirement accounts. A comprehensive menu of trust and investment services are also available. The Company's principal sources of revenue are derived from its loan and investment portfolios. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

BASIS OF PRESENTATION
The accounting policies followed by the Company and the methods of applying these principles conform with generally accepted accounting principles and with general practice within the banking industry. All material intercompany balances and transactions have been eliminated in consolidation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

INVESTMENT SECURITIES
As of December 31, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, ("SFAS No.115"), "Accounting for Certain Investments in Debt and Equity Securities," for accounting and reporting for investment securities. In accordance with SFAS No. 115, such investments are accounted for as follows:

Held-to-Maturity Securities - includes securities that the Company has the positive intent and ability to hold to maturity. These securities are reported at amortized cost.

Trading Securities - includes debt and equity securities bought and held principally for the purpose of selling them in the near term. Such securities are reported at fair value with unrealized holding gains and losses included in earnings. The Company had no trading securities as of December 31, 1995 and 1994.

Available-for-Sale Securities - includes debt and equity securities not classified as held-to-maturity or trading securities. Such securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of estimated income tax effect.

The amortized cost of investment debt securities are adjusted for amortization of premiums and accretion of discounts, computed by a method that approximates the effective interest method. Gains and losses on the sale of investment securities are computed on the basis of specific identification of the adjusted cost of each security.

Common stock of the Federal Reserve Bank and Federal Home Loan Bank represents ownership in institutions which are wholly-owned by other financial institutions. These equity securities are accounted for at cost, and are classified as restricted equity securities held-to-maturity.

The fair value of investments, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

LOANS
Interest on installment loans originated after 1992 is recognized on the accrual basis based upon the principal amount outstanding. Interest on installment loans originated before 1993 is recognized on the accrual basis using a method which approximates the interest method. Interest income on all other loans is recognized on the accrual basis based upon the principal amount outstanding. The accrual of interest income on loans is discontinued when, in the opinion of management, there exists doubt as to the ability to collect such interest. Loans are returned to the accrual status when factors indicating doubtful collectibility cease to exist.

The Company recognizes nonrefundable loan origination fees and certain direct loan origination costs over the life of the related loan as an adjustment of loan yield using the interest method.

ALLOWANCE FOR POSSIBLE LOAN LOSSES
Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, ("SFAS No. 114") "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under this Standard, the Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. For purposes of this Standard, nonaccrual commercial, commercial real estate and restructured loans are considered to be impaired. Prior to 1995, the loan losses related to these loans were estimated based on undiscounted cash flows or the fair value of the underlying collateral.

The allowance is maintained at a level believed by management to be sufficient to absorb estimated potential loan losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows on impaired loans, which may be susceptible to significant change. The allowance for loan losses on impaired loans pursuant to SFAS No. 114 is one component of the methodology for determining the allowance for loan losses. The remaining components of the allowance for loan losses provide for estimated losses on consumer loans and residential real estate mortgages, and general amounts for historical loss experience, uncertainties in estimating losses and inherent risks in the various loan portfolios.

FORECLOSED ASSETS HELD FOR SALE
Foreclosed assets held for sale are carried at the lower of fair value minus estimated costs to sell or cost. Prior to foreclosure, the value of the underlying loan is written down to fair market value of the real estate or other assets to be acquired by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net
                              _____

1995 Annual Report
______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
______________________________________________________________________________
of related income and losses on disposition are included in other expenses and gains are included in other income.

PREMISES AND EQUIPMENT
Premises and equipment are stated at cost, less accumulated depreciation. Repair and maintenance expenditures which extend the useful life of an asset are capitalized and other repair expenditures are expensed as incurred.

When premises or equipment are retired or sold, the remaining cost and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Depreciation expense is computed on the straight-line method.

INCOME TAXES
During 1993, the Company changed its method of accounting for income taxes to conform with the requirements of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach for accounting and reporting for income taxes. The cumulative effect of the adoption of SFAS No. 109 as of January 1, 1993, was not material.

EMPLOYEE BENEFIT PLANS
The Company has a noncontributory pension plan covering substantially all employees. It is the Company's policy to fund pension costs on a current basis to the extent deductible under existing tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The Company's net periodic pension cost is based on the provisions of Statement of Financial Accounting Standards No. 87.

The Company also has a profit-sharing plan which provides tax deferred salary savings to plan participants.

STATEMENT OF CASH FLOWS
Cash equivalents include amounts due from banks and federal funds sold.

TRUST ASSETS AND INCOME
Assets held by the Bank in a fiduciary or agency capacity for its customers are not included in the consolidated financial statements since such items are not assets of the Bank.

Trust income is reported on a cash basis, which is not materially different from the accrual basis.

EARNINGS PER SHARE
Earnings per share calculations give retroactive effect to the issuances of stock dividends declared by the Company. The number of shares used in the earnings per share and dividends per share calculation was 1,347,323 for 1995, 1994, and 1993.

RECLASSIFICATION
Certain of the 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation.

______________________________________________________________________________
2.   RESTRICTIONS ON CASH AND DUE FROM BANKS
______________________________________________________________________________
The Bank is required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against its deposit liabilities. The amount of such reserves was $937,000 and $939,000 at December 31, 1995 and 1994, respectively.

Deposits with one financial institution are insured up to $100,000. The Company maintains cash and cash equivalents with other financial institutions in excess of the insured amount.

______________________________________________________________________________
3.   INVESTMENT SECURITIES
______________________________________________________________________________
  The amortized cost and estimated fair value of investment securities at December 31, 1995 and 1994 were as follows (in thousands):

                                       Gross     Gross
                                    Unrealized Unrealized Estimated
                          Amortized   Holding   Holding       Fair
December 31,1995               Cost     Gains    Losses      Value

Held-to-Maturity Securities:
U.S. Treasury securities    $42,700    $1,209     $  (4)     $43,905
Obligations of state and
 political subdivisions       1,311        37        --        1,348
Corporate obligations         4,744       103        (2)       4,845
Mortgage-backed securities    2,377         2       (27)       2,352

Total debt securities        51,132     1,351       (33)      52,450

Restricted equity securities  1,139        --        --        1,139

Total Held-to-Maturity      $52,271    $1,351     $ (33)     $53,589

Available-for-Sale Securities:
U.S. Treasury securities    $15,201      $390       $ --     $15,591
Corporate obligations         5,711        67         --       5,778
Equity securities                 4        71         --          75

Total Available-for-Sale    $20,916      $528       $ --     $21,444

                                        Gross      Gross
                         Unrealized   Unrealized Estimated
                          Amortized    Holding    Holding       Fair
December 31,1994               Cost     Gains      Losses      Value

Held-to-Maturity Securities:
U.S. Treasury securities    $36,042      $ 10     $(1,671)    $34,381
Obligations of other
 U.S. governmental
 agencies and corporations      500         6          --         506
Obligations of state and
 political subdivisions       2,735        97          --       2,832
Corporate obligations         6,729        59          (1)      6,787
Mortgage-backed securities    2,513         1        (221)      2,293

Total debt securities        48,519       173      (1,893)     46,799

Restricted equity securities  1,098        --          --       1,098

Total Held-to-Maturity      $49,617      $173     $(1,893)    $47,897

Available-for-Sale Securities:
U.S. Treasury securities   $15,188       $ 23      $ (617)    $14,594
Equity securities                4         42          --          46

Total Available-for-Sale   $15,192       $ 65      $ (617)    $14,640

There were no sales of debt securities in 1995. Proceeds from the sale of available-for-sale debt securities during 1994 amounted to $3,063,000, with a gain of $59,000 realized on sales. In 1995, 1994 and 1993 gains of $10,000, $4,000 and $14,000, respectively, resulted from early calls of debt securities.

There were no sales of equity securities in 1995 and 1994. Net realized gains of $36,000 on sales of equity securities were recorded in 1993.
                              _____

Citizens Financial Services, Inc.
______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
______________________________________________________________________________
Investment securities with an approximate carrying value of $40,615,000 and $28,728,000 at December 31, 1995 and 1994, were pledged to secure public funds and certain other deposits as provided by law.

The amortized cost and estimated carrying value of debt securities at December 31, 1995, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           Estimated
                                          Amortized Cost  Fair Value

Held-to-Maturity Securities:
 Due in one year or less                         $ 7,266    $ 7,330
 Due after one year through five years            36,182     37,245
 Due after five years through ten years            5,307      5,523

                                                  48,755     50,098
 Mortgage-backed securities                        2,377      2,352

  Total                                          $51,132    $52,450


                                                          Estimated
                                          Amortized Cost  Fair Value

Available-for-Sale Securities:
 Due in one year or less                         $ 2,006    $ 2,029
 Due after one year through five years            17,838     18,223
 Due after five years through ten years            1,068      1,117

  Total                                          $20,912    $21,369

______________________________________________________________________________
4.   LOANS
______________________________________________________________________________

The Company grants commercial, industrial, residential, and consumer loans primarily to customers throughout North central Pennsylvania and Southern New York. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions within this region.

  Major classifications of loans are as follows (in thousands):

                                                      December 31,
                                                    1995       1994
Real estate loans - residential                 $ 96,594   $ 97,359
Real estate loans - commercial                    24,167     21,915
Real estate loans - agricultural                   8,027      7,125
Real estate loans - construction                   1,018      1,271
Loans to individuals for household,
 family and other purchases                       13,198     11,886
Commercial and other loans                        10,535     10,285
State and political subdivision loans              8,347      7,303

                                                 161,886    157,144

Less unearned income on loans                        259        575
Less allowance for possible loan losses            1,833      1,721

 Loans, net                                     $159,794   $154,848

At December 31, 1995 and 1994, net unamortized loan fees and costs of $850,000 and $857,000, respectively, have been deducted from the carrying value of loans.

At December 31, 1995, the recorded investment in loans that are considered to be impaired in accordance with SFAS No. 114 was $696,000, all of which were on a nonaccrual basis. All of the $696,000 of impaired loans do not have an allowance for loan losses allocated as a result of the loans being collateral dependent, and the value of the collateral exceeding the recorded investment in the loan.

The average recorded investment in impaired loans during the year ended December 31, 1995, was approximately $696,000. For the year ended December 31, 1995, the Company recognized interest income on impaired loans of $3,000, all of which was recognized using the cash basis method of income recognition.

Loans on which the accrual of interest has been discontinued or reduced amounted to $1,459,000 (which included the impaired loans in accordance with SFAS No.
114) and $1,557,000 at December 31, 1995 and 1994, respectively. If interest had been recorded at the original rate on those loans, such income would have approximated $147,000, $131,000, and $147,000 for the years ended December 31, 1995, 1994, and 1993 respectively. Interest income on such loans, which is recorded as received, amounted to approximately $58,000, $40,000, and $77,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

Transactions in the allowance for possible loan losses were as follows (in thousands):

                                           Years Ended December 31,
                                            1995      1994    1993

Balance, beginning of year                $1,721    $1,516  $1,201
 Provisions charged to income                163       255     315
 Recoveries on loans previously
  charged against the allowance               18        18      71

                                           1,902     1,789   1,587
 Loans charged against the allowance         (69)      (68)    (71)

Balance, end of year                      $1,833    $1,721  $1,516

The following is a summary of the past due and nonaccrual loans as of December 31, 1995 and 1994 (in thousands):

                                            December 31, 1995

                                 Past Due      Past Due
                                30-89 days  90 days or more  Nonaccrual

Real estate loans                 $1,875           $622      $1,442
Installment loans                     13             19          --
Credit cards and related loans        35              4          --
Commercial and all other loans       430             44          17

Total                             $2,353           $689      $1,459


                                            December 31, 1994

                                  Past Due      Past Due
                                30-89 days  90 days or more  Nonaccrual

Real estate loans                 $1,193           $215      $1,437
Installment loans                     33             --          --
Credit cards and related loans         5              2          --
Commercial and all other loans       124             50         120

Total                             $1,355           $267      $1,557

                              _____

1995 Annual Report
______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
______________________________________________________________________________
5.   PREMISES & EQUIPMENT
______________________________________________________________________________
Premises and equipment are summarized as follows (in thousands):

                                           December 31,
                                          1995      1994

Land                                    $  897    $  897
Buildings                                3,694     3,615
Furniture, fixtures and
 equipment                               3,624     3,541

                                         8,215     8,053
Less accumulated depreciation            4,040     3,929

 Premises and equipment, net            $4,175    $4,124

Depreciation expense amounted to $412,000, $440,000, and $438,000 for 1995, 1994 and 1993, respectively.

______________________________________________________________________________
6.   DEPOSITS
______________________________________________________________________________
Certificates of deposit of $100,000 or more amounted to $18,542,000 and $16,378,000 at December 31, 1995 and 1994, respectively. Interest expense on certificates of deposit of $100,000 or more amounted to $1,089,000, $861,000, and $732,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

______________________________________________________________________________
7.   BORROWED FUNDS
______________________________________________________________________________
Borrowed funds include the following (in thousands):

                                           December 31,
                                         1995       1994

Securities sold under agreements
 to repurchase (a)                     $ 5,331    $ 4,756
FlexLine (b)                             1,650      9,400
Other borrowed funds                     1,874      1,874

Total borrowed funds (d)               $ 8,855    $16,030

  (a) Securities sold under agreements to repurchase mature within one to five years. The weighted average interest rate for the periods ended December 31, 1995, 1994 and 1993 was 5.9%, 4.5% and 4.5%, respectively. The carrying value of the underlying securities at December 31, 1995 and 1994 was $6,615,000 and $5,967,000, respectively. The respective market values were $6,786,000 and $5,664,000. The maximum outstanding balance was $5,331,000 and $5,224,000 for those same periods.
  (b) FlexLine is a line of credit with the Federal Home Loan Bank of Pittsburgh used on an overnight basis. The total amount available under the line is approximately 10% of qualifying assets or $23,045,000 at December 31, 1995. The weighted average interest rate for the periods ended December 31, 1995, 1994, and 1993 was 6.2%, 5.2% and 3.3%, respectively. The maximum outstanding balance was $10,400,000 in 1995 and $9,400,000 in 1994.
 (c) Other borrowed funds consist of advances from the Federal Home Loan Bank of Pittsburgh as follows (in thousands):

                                               December 31,
     Fixed Rate         Maturity               1995    1994

       7.25%          May 15, 2000            $ 166   $ 166
       7.40%          May 15, 2001              245     245
       7.52%          May 15, 2002              229     229
       7.60%          May 15, 2003              216     216
       7.56%          May 17, 2004              201     201
       7.61%          May 16, 2005              188     188
       7.65%          May 15, 2006              175     175
       7.68%          May 15, 2007              163     163
       7.72%          May 15, 2008              151     151
       7.76%          May 15, 2009              140     140

Total borrowed funds                         $1,874  $1,874


The Bank has pledged, as collateral for advances from the Federal Home Loan Bank of Pittsburgh (the FHLB), all stock in the FHLB and certain other qualifying investment securities held at the FHLB, equal to 100% of the unpaid amount of the outstanding advances.
  (d) The aggregate average borrowed funds for the years ended December 31, 1995 and 1994 was $8,031,000 and $8,440,000, respectively. The weighted average interest rate was 6.4%, 5.0%, and 4.4% for 1995, 1994, and 1993, respectively. Following are maturities of borrowed funds as of December 31, 1995 (in thousands):

              1996    $4,662
              1997     1,049
              1998       728
              1999       272
              2000       436
         Thereafter    1,708
Total borrowed funds  $8,855

______________________________________________________________________________
8.   EMPLOYEE BENEFIT PLANS
______________________________________________________________________________
The Company has a noncontributory defined benefit pension plan (the "Plan") for all employees meeting certain age and length of service requirements. Benefits are based primarily on years of service and the average annual compensation during the highest five consecutive years within the final ten years of employment. The Company's funding policies are consistent with the funding requirements of federal law and regulations. Plan assets are comprised of common stock, U.S. government and corporate debt securities. Plan assets included 4,936 and 4,888 shares of the Company's common stock at December 31, 1995 and 1994, respectively.

Pension cost for 1995, 1994, and 1993 include the following components (in thousands):

                                            Years Ended December 31,
                                             1995    1994    1993

Service cost benefits earned
  during the period                          $ 85    $ 70    $ 63
Interest cost on projected benefit obligation 104      83      75
Return on assets                             (331)    (26)    (93)
Net amortization and deferral                  18    (117)    (45)

Net pension cost                             $ 47    $ 10    $ --

                              _____

Citizens Financial Services, Inc.
______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
______________________________________________________________________________
As of December 31, 1995, the Plan's total accumulated benefit obligation was $1,087,000 including vested benefits of $1,063,000.

The funded status of the Plan and amount recognized in the Company's consolidated balance sheet are summarized as follows (in thousands):

                                                         December 31,
                                                        1995      1994

Projected benefit obligation                         $(1,699)  $(1,180)
Plan assets at fair value                              1,937     1,536

Excess of assets over projected benefit obligation       238       356
Prior service costs                                      (76)      (82)
Unrecognized net (loss) gain from past experience
 different from that assumed and effects
 of changes in assumptions                                92       (63)
Unrecognized net transition gain                        (144)     (159)

Prepaid pension cost                                  $  110    $   52

The projected benefit obligation for the Plan at December 31, 1995, 1994 and 1993 were determined using an assumed discount rate of 7%, 8% and 7%, respectively, and an assumed long-term rate of compensation increase of 4.5% at December 31, 1995 and 5% at December 31, 1994 and 1993. The assumed long-term rate of return on Plan assets was 8% at December 31, 1995, 1994 and 1993.

The Company also has a profit-sharing plan, covering substantially all employees, which provides tax-deferred salary savings to plan participants. The
Company's contributions to the profit-sharing plan are allocated to the participants based upon a percentage of their compensation. The Company's profit-sharing contribution is determined by management on a discretionary basis. The Company's contributions for 1995, 1994 and 1993 were $86,000,
$120,000, and $112,000, respectively.

______________________________________________________________________________
9.   INCOME TAXES
______________________________________________________________________________
The provision for income taxes consists of the following (in thousands):


                                Years Ended December 31,
                                 1995    1994    1993

Currently payable
 Federal                        $1,136  $1,138  $1,157
 State                              --      --     (60)

                                 1,136   1,138   1,097
Deferred liability (benefit)        25      20    (189)

 Provision for income taxes     $1,161  $1,158   $ 908

The following temporary differences gave rise to the net deferred tax asset at December 31, 1995 and 1994 (in thousands):

                                            1995    1994

Deferred tax assets:
 Allowance for loan losses                 $440     $402
 Deferred compensation                      184      163
 Loan fees and costs                         99      137
 Unrealized losses on available-for-sale
  securities                                 --      188
 Capital loss carry forward                   5       --

  Total                                     728      890

Deferred tax liabilities:
 Unrealized gains on available-for-sale
  securities                               (180)      --
 Depreciation                              (108)     (91)
 Bond accretion                             (73)     (58)
 Pension expense                            (37)     (18)

  Total                                    (398)    (167)

Deferred tax asset, net                    $330     $723

The total provision for income taxes is different from that computed at the statutory rates due to the following items (in thousands):

                                 Years Ended December 31,
                                   1995    1994    1993

Provision at statutory rates on
 pre-tax income                  $1,358  $1,286  $1,133
Effect of tax - exempt income      (188)   (170)   (182)
Nondeductible interest               23      19      21
State tax                            --      --     (60)
Other items                         (32)     23      (4)

Provision for income taxes       $1,161  $1,158   $ 908

Statutory tax rates                 34%     34%     34%
Effective tax rates               29.1%   30.6%   27.3%

The 1993 credit for state income taxes represents the reversal of an over accrual in a prior year.

______________________________________________________________________________
10.  RELATED PARTY TRANSACTIONS
______________________________________________________________________________
Certain executive officers, corporate directors or companies in which they have 10 percent or more beneficial ownership were indebted to the Bank.

A summary of loan activity with officers, directors, stockholders and associates of such persons is listed below (in thousands):


      Beginning                                        Ending
       Balance   Additions        Repayments  Balance

1995   $1,501      $ 181            $ 303      $1,379
1994    1,541        618              658       1,501
1993    1,341        602              402       1,541

Such loans were made in the ordinary course of business at the Banks normal credit terms and do not present more than a normal risk of collection.
                              _____

1995 Annual Report
______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
______________________________________________________________________________
11.  REGULATORY MATTERS
______________________________________________________________________________
The approval of the Comptroller of the Currency is required for a national bank to pay dividends up to the Company if the total of all dividends declared in any calendar year exceeds the Banks net income (as defined) for that year, combined with its retained net income for the preceding two calendar years. Under this formula, the Bank can declare dividends in 1996 without approval of the Comptroller of the Currency of approximately $3,217,000, plus the Bank's net income for 1996.

The Bank is subject to regulatory restrictions which limit its ability to loan funds to the Company. At December 31, 1995, the regulatory lending limit amounted to approximately $2,308,000.

This annual report has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

______________________________________________________________________________
12.  OFF-BALANCE-SHEET RISK
______________________________________________________________________________
The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate or liquidity risk in excess of the amount recognized in the consolidated balance sheet.

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 1995 and 1994 are as follows (in thousands):

                                  1995    1994

Commitments to extend credit  $13,228   $15,057
Standby letters of credit     $   863   $ 1,117

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customers credit-worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company on extension of credit is based on Management's credit assessment of the counter party.

Standby letters of credit are conditional commitments issued by the Company guaranteeing performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending normal loan commitments to customers. The Company generally holds collateral supporting standby letters of credit.

______________________________________________________________________________
13.     ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:
______________________________________________________________________________

Statement of Financial Accounting Standards (SFAS) No. 107, disclosures about Fair Value of Financial Instruments requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Also, it is the Company's general practice and interest to hold its financial instruments to maturity and not to engage in trading or sales activities. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions can significantly affect the estimates.

Estimated fair values have been determined by the Company using historical data, as generally provided in the Company's regulatory reports, and an estimation methodology suitable for each category of financial instruments. The estimated fair value of the Company's investment securities is described in Note 3. The Company's fair value estimates, methods and assumptions are set forth below for the Company's other financial instruments.

Cash and due from banks:
The carrying amounts for cash and due from banks approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns.

Loans:
Fair values are estimated for portfolios of loans with similar financial characteristics.

The fair value of performing loans has been estimated by discounting expected future cash flows. The discount rate used in these calculations is derived from the Treasury yield curve adjusted for credit quality, operating expense and prepayment option price and is calculated by discounting scheduled cash flows through the estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows.

Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

The following table presents information for loans (in thousands):

                   DECEMBER 31, 1995    DECEMBER 31, 1994
                  BOOK      ESTIMATED  BOOK      ESTIMATED
                 VALUE     FAIR VALUE  VALUE    FAIR VALUE

Net loans      $159,794     $160,681  $154,848   $152,317
                              _____
                                20

Citizens Financial Services, Inc.
______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
______________________________________________________________________________
Deposits:
The fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of December 31, 1995 and 1994. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities (in thousands).

                            DECEMBER 31, 1995   DECEMBER 31, 1994
                            BOOK    ESTIMATED   BOOK    ESTIMATED
                            VALUE   FAIR VALUE  VALUE   FAIR VALUE
Noninterest-bearing
  demand                  $ 15,140  $ 15,140   $14,495   $14,495
Interest-bearing deposits:
  Savings and NOW           48,998    48,998    50,065    50,065
  Money market investors    24,096    24,096    20,799    20,799
  Certificates of deposit
    less than $100,000     106,540   107,929    92,742    91,894
  Certificates of deposit
    more than $100,000      18,542    18,636    16,378    16,087

The fair value estimates above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market, commonly referred to as the core deposit intangible.

Borrowed Funds
Rates available to the Company for borrowed funds with similar terms and remaining maturities are used to estimate the fair value of borrowed funds (in thousands):

                            DECEMBER 31, 1995   DECEMBER 31, 1994
                            BOOK    ESTIMATED   BOOK    ESTIMATED
                            VALUE   FAIR VALUE  VALUE   FAIR VALUE
Securities sold
  under agreements
  to repurchase            $5,331     $5,331    $4,756    $4,756
FlexLine                    1,650      1,650     9,400     9,400
Other borrowed funds        1,874      1,976     1,874     1,802

Commitments to Extend Credit and Standby Letters of Credit:
There is no material difference between the notional amount and the estimated fair value of off-balance sheet items which are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding (see Note 12).

______________________________________________________________________________
14.  MORTGAGE SERVICING RIGHTS
______________________________________________________________________________
In May of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights," an amendment of SFAS No. 65. This Statement, which is required to be adopted during the first quarter of 1996, allows enterprises engaging in mortgage banking activities to recognize as separate assets rights to service mortgage loans for loans originated for sale by the enterprise. As the Company does not significantly engage in the sale of mortgage loans, the impact of this Statement is not anticipated to have a material impact on the Company's results of operations or financial position.

______________________________________________________________________________
15.  BRANCH ACQUISITIONS
______________________________________________________________________________
On November 28, 1995, the Bank and Meridian Bank of Pennsylvania (Seller) entered into a Purchase and Assumption Agreement (Agreement) pursuant to which the Bank has agreed to purchase certain assets and assume certain liabilities of the Seller's Canton and Gillett, Pennsylvania branch offices. Pursuant to the agreement, and subject to certain conditions set forth therein, the Bank has agreed to: (i) assume approximately $16,000,000 of deposit liabilities; (ii) purchase approximately $3,600,000 of loans, comprised of consumer residential mortgages, commercial, home equity, and installment loans; (iii) purchase all real estate, with improvements thereon; (iv) purchase furniture, fixtures and equipment owned by Seller and located at each branch office; (v) purchase the safe deposit box business conducted at the branches; (vi) assume any contracts that relate to the operation of the branch offices, and; (vii) purchase all cash funds on hand at each office.

In consideration for the assumption of the deposit liabilities, the Bank will pay the Seller a deposit premium of 8.25% or approximately $1,000,000. Loans are being purchased at a price commensurate with fair value plus accrued but unpaid interest, and real estate will be purchased at a price equal to its market value as of the effective date.
                              _____

1995 Annual Report
______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
______________________________________________________________________________
16.  CONDENSED FINANCIAL INFORMATION PARENT COMPANY ONLY
______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INC.
CONDENSED BALANCE SHEET
December 31, 1995 and 1994

(in thousands)                      1995              1994

Assets
  Cash                              $    49           $    31
  Dividends receivable - subsidiary     579               547
  Investment in subsidiary,
    First Citizens National Bank     21,248            18,872
  Total assets                      $21,876           $19,450
Liabilities & stockholder' equity
  Dividends payable                 $   579           $   547
  Stockholders' equity               21,297            18,903
  Total liabilities and
    stockholders' equity            $21,876           $19,450

CITIZENS FINANCIAL SERVICES, INC.
CONDENSED STATEMENT OF INCOME
Years Ended December 31, 1995, 1994 and 1993
(in thousands)                               1995         1994        1993

Dividend income                            $1,235       $1,136      $1,073
Expenses                                       64           65          43
Income before equity
  in undistributed earnings
  of subsidiary                             1,171        1,071       1,030
Equity in undistributed
  earnings - First Citizens National Bank   1,663        1,554       1,394
  Net income                               $2,834       $2,625      $2,424

CITIZENS FINANCIAL SERVICES, INC.
CONDENSED STATEMENT OF CASH FLOWS
Years Ended December 31, 1995, 1994 and 1993
(in thousands)                               1995         1994        1993

Cash Flows from Operating Activities:
  Net income                               $2,834       $2,625      $2,424
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  Equity in undistributed earnings
    of subsidiary                          (1,663)      (1,554)     (1,394)
  Increase in other assets                    (32)         (19)        (31)
    Net cash provided by
      operating activities                  1,139        1,052         999
Cash Flows Used in Financing Activities:
  Cash dividends paid                      (1,121)      (1,056)       (992)
    Net (decrease) increase in cash            18           (4)          7

Cash at Beginning of Year                      31           35          28
Cash at End of Year                        $   49      $    31      $   35

                              _____

CITIZENS FINANCIAL SERVICES, INC.
______________________________________________________________________________
REPORT OF INDEPENDENT AUDITORS
______________________________________________________________________________
SNODGRASS
Certified Public Accountants
[LOGO OMITTED]

To the Stockholders and Board of Directors of Citizens Financial Services, Inc.

We have audited the consolidated balance sheet of Citizens Financial Services, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Citizens Financial Services, Inc. and subsidiary for the year ended December 31, 1993, were audited by other auditors whose report dated February 11, 1994, expressed an unqualified opinion on those consolidated financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Financial Services, Inc. and subsidiary as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, effective January 1, 1995, the Company changed its method of accounting for impairment of loans and related allowance for loan losses, and changed its method of accounting for income taxes and investment securities in 1993.
______________________________________________________________________________
/s/ S. R. Snodgrass, A.C.
______________________________________________________________________________

Wexford, PA
February 16, 1996

S.R. Snodgrass, A.C.
101 Bradford Road  Wexford, PA 15090-6909  Phone: 412-934-0344  Facsimile:
412-934-0345
                              _____

1995 Annual Report
______________________________________________________________________________
SELECTED FINANCIAL DATA
FIVE YEAR SUMMARY OF OPERATIONS
______________________________________________________________________________

(dollar amounts in thousands)      1995       1994        1993      1992      1991

Interest Income                    $ 19,422   $ 17,336    $ 16,551  $ 16,684  $ 17,017
Interest Expense                      9,851      7,944       7,853     8,895    10,347

Net Interest Income                   9,571      9,392       8,698     7,789     6,670
Provision for Possible
 Loan Losses                            163        255         315       324       170

Net Interest Income After Provision
 for Possible Loan Losses             9,408      9,137       8,383     7,465     6,500
Other Operating Income                1,242      1,073       1,016       991       839
Realized Securities Gains
  (Losses), Net                          10         63          50        35       (46)
Other Operating Expenses              6,665      6,490       6,117     5,423     5,195

Income Before Provision
 for Income Taxes                     3,995      3,783       3,332     3,068     2,098
Provision for Income Taxes            1,161      1,158         908       820       780

Net Income                          $ 2,834    $ 2,625     $ 2,424   $ 2,248    $1,318

Per Share Data:
Net Income                           $ 2.10     $ 1.95      $ 1.80    $ 1.67    $ 0.98
Cash Dividends                         0.85       0.81        0.77      0.73      0.70
Book Value                            15.81      14.03       13.61     12.12     11.06

Total Investments                  $ 73,715   $ 64,257    $ 62,645  $ 59,742  $ 50,906
Loans, Net                          159,794    154,848     140,391   128,326   120,747
Total Assets                        247,094    232,537     216,237   202,155   186,079
Total Deposits                      213,316    194,478     191,013   178,033   164,402
Stockholders' Equity                 21,297     18,903      18,340    16,329    14,898

COMMON STOCK
Common stock issued by Citizens Financial Services, Inc. is traded in the local over-the-counter market, primarily in Pennsylvania and New York. Prices presented in the table below are bid prices between broker-dealers published by the National Association of Securities Dealers through the NASD OTC "Bulletin Board", its automated system for reporting non-NASDAQ quotes, and the National Quotation Bureau's "Pink Sheets." The prices do not include retail mark-ups or mark-downs or any commission to the broker-dealer. The bid prices do not necessarily reflect prices in actual transactions. Cash dividends are declared on a semi-annual basis and the effects of stock dividends have been stated retroactively in the table below (also see dividend restrictions in Note 11).

                                     Dividends                                     Dividends
                       1995          declared                         1994         declared
                  High        Low    per share                   High      Low     per share

First quarter    $23.00      $20.50             First quarter   $18.25     $17.00
Second quarter    23.00       20.50    $0.42    Second quarter   20.00      17.75    $0.40
Third quarter     22.75       22.50             Third quarter    22.25      19.25
Fourth quarter    23.50       21.50    $0.43    Four quarter     22.63      21.75    $0.41

                              _____

Citizens Financial Services, Inc.
______________________________________________________________________________
CONSOLIDATED QUARTERLY DATA
______________________________________________________________________________

(dollar amounts in thousands)                  Three Months Ended

1995                                  March 31    June 30     Sept 30    Dec 31

Interest income                       $4,628      $4,783      $4,964     $5,047
Interest expense                       2,313       2,436       2,515      2,587

Net interest income                    2,315       2,347       2,449      2,460
Provision for possible loan losses        50          38          38         37
Other operating income                   287         335         291        329
Realized securities gains, net             5          --           5         --
Other operating expenses               1,709       1,740       1,582      1,634

Income before provision for income taxes 848         904       1,125      1,118
Provision for income taxes               240         257         324        340

Net income                            $  608      $  647      $  801      $ 778

Net Income Per Share                  $ 0.45      $ 0.48      $ 0.59      $0.58

                                                     Three Months Ended

1994                                  March 31    June 30     Sept 30    Dec 31
Interest income                       $4,081      $4,167      $4,477     $4,611
Interest expense                       1,829       1,878       2,052      2,185

Net interest income                    2,252       2,289       2,425      2,426
Provision for possible loan losses        75          60          61         60
Other operating income                    277         293         259        244
Realized securities gains, net            43          20          --          --
Other operating expenses                1,605       1,598       1,634     1,653

Income before provision for income taxes  892         944         990       957
Provision for income taxes                270         290         303       295

Net income                             $  622      $  654      $  687     $ 662

Net Income Per Share                   $ 0.46      $ 0.49      $ 0.51     $0.49

                              _____

1995 Annual Report
______________________________________________________________________________
TRUST AND INVESTMENT SERVICES
STATEMENT OF CONDITION
______________________________________________________________________________

                                                             1995     1994

INVESTMENTS:
Bonds                                                     $19,161  $15,957
Stock                                                       8,713    8,312
Savings and Money Market Funds                              8,666    7,294
Mutual Funds                                                3,556    3,061
Mortgages                                                     578      526
Real Estate                                                   236      405
Miscellaneous                                                  96      (10)
Cash                                                          166       51

TOTAL                                                     $41,172  $35,596

ACCOUNTS:
Estates                                                   $   314  $   684
Trusts                                                     20,751   18,450
Guardianships                                                 116      142
Pension/Profit Sharing                                      7,412    5,905
Investment Management                                       3,884    5,577
Custodial                                                   8,695    4,838

TOTAL                                                     $41,172  $35,596

The following graph shows personal trust asset growth over the past five years.
______________________________________________________________________________
[GRAPHIC OMITTED: A bar chart depicting personal trust assets from 1991 to 1995. A tabular presentation of the graph is set forth as follows:

PERSONAL TRUST ASSETS
(Dollars in Thousands)

1991           1992           1993           1994      1995
$21,827        $23,706        $26,085        $27,781   $31,786
______________________________________________________________________________
                              _____

Citizens Financial Services, Inc.
______________________________________________________________________________
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
______________________________________________________________________________
This narrative is provided to assist in the understanding and evaluation of the financial condition and results of operations of Citizens Financial Services, Inc. and its subsidiary (the "Company") and should be read in conjunction with the preceding consolidated financial statements and related footnotes. Such financial condition and results of operations are not intended to be indicative of future performance. Except as noted, tabular information is presented in thousands of dollars.

Financial Condition
The following table presents the growth (dollars in millions) during the past two years:

Growth in:                            1995                1994
                                  $          %       $           %

Total Assets                    14.5        6.3    16.3         7.5
Total Deposits                  18.8        9.7     3.5         1.8
Total Loans                      4.9        3.2    14.5        10.3
Total Investments
 (including available-for-sale
 and held-to-maturity)           9.5       14.7     1.6         2.6
Total Stockholders'
 Equity                          2.4       12.7     0.6         3.1

Deposits
Deposit growth was strong in 1995 with an $18.8 million or 9.7% increase while 1994 had an increase of $3.5 million or 1.8%. Transaction accounts increased $381,000 or 1% in 1995, while total certificates of deposit increased $16 million or 14.6%. Certificates of deposit growth in 1994 was $7.9 million or 7.8%. During 1995, the interest cost of certificates of deposit remained high while the interest rate paid on interest-bearing transaction and savings accounts declined. This rate environment (high rates for certificates of deposit and lower rates for interest-bearing transaction and savings accounts) resulted in substantial growth in certificates of deposit and a modest reduction in NOW and savings deposit volume. Money market deposit accounts (which are paid a higher interest rate than savings and NOW accounts) had strong growth of $3.3 million or 15.9%. The net result was a substantial growth in total deposits.

The following table shows the composition of deposit accounts over the last three years as of December 31:

Deposits by Major Classification:
                       1995           1994              1993
                   Amount   %     Amount   %        Amount   %

Noninterest-
  bearing
  deposits      $ 15,140   7.1 $ 14,495   7.5    $ 14,779   7.7
NOW accounts      23,681  11.1   23,963  12.3      27,537  14.4
Savings deposits  25,317  11.9   26,102  13.4      27,081  14.2
Money market
 deposit
  accounts        24,096  11.3   20,799  10.7      20,392  10.7
Certificates
 of deposit      125,082  58.6  109,119  56.1     101,224  53.0

Total deposits  $213,316 100.0 $194,478 100.0    $191,013 100.0

Remaining maturities of certificates of deposit of $100,000 or more:

                                      1995     1994     1993

3 months or less                   $ 2,708  $ 4,339  $ 2,549
3 through 6 months                   2,474    3,813    3,108
6 through 12 months                  4,538    2,323    3,039
Over 12 months                       8.822    5.903    5.990

Total                              $18,542  $16,378  $14,686

As a percent of total
 certificates of deposit            14.82%   15.01%   14.51%

Deposits by Type of Depositor:
                          1995           1994              1993
                     Amount    %      Amount    %      Amount   %

Individual,
 Partnerships &
 Corporations      $188,471  88.4   $173,879  89.4   $170,430  89.2
United States
 Government             132   0.1        214   0.1        255   0.1
State & Political
 Subdivisions        23,279  10.9     18,868   9.7     17,554   9.2
Other                 1,434   0.6      1,517   0.8      2,774   1.5

Total deposits     $213,316 100.0   $194,478 100.0   $191,013 100.0

Over the last few years the Company, responding to the demand for new competitive products in the market area, began to tier interest-bearing transaction and savings accounts by deposit size (larger balances receive higher rates). The Company has been offering a wide variety of deposit instruments, as have its competitors. Limited transaction deposit accounts with interest rates that vary as often as daily, unlimited transaction interest-bearing accounts, Premier 55 Club, Premier 55 Plus Club, Gold Club, individual retirement accounts (5-year IRA CDS grew by $2 million in 1995), longer-term certificates of deposit (generally of five-year maturity), promotional 30-month and Roll-Up certificates of deposit (allows the customer to adjust the interest rate up once during the term by a maximum of 100 basis points) were some of the deposit product variations.

Growth in deposits of state and political subdivisions ($4.4 million or 23.4%) was significant, which was the result of marketing specifically designed savings products (money market and NOW accounts) priced at current market rates for large balance (greater than $100,000) accounts.

Deposit growth increased during 1995 as a result of the previously mentioned market priced certificates of deposit. This deposit growth enabled the reduction in its short-term borrowing from the Federal Home Loan Bank (a reduction of $7.7 million).

During 1994 and 1995, interest rates have moved upward particularly in the short-term, resulting in a nearly flat yield curve. The Company, as well as its other bank competitors, has experienced a decline of net interest income as the result of declining spreads. This resulted in management having to price interest-bearing liabilities and interest-bearing assets with a more narrow than normal spread to the yield curve. Further discussion in this area is provided later in the net interest income section of the management discussion and analysis.

The methods used by the Company to attract and retain deposits (in addition to competitive interest rates) have been increased marketing and business development efforts, continuous emphasis on quality personal service, expanded trust and investment management services
                              _____

1995 Annual Report
______________________________________________________________________________
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
______________________________________________________________________________
and more convenient hours. In the seven community offices, lobby hours now include Wednesday afternoons (when they were traditionally closed) as well as Saturday hours. The Company currently provides eight MAC automated teller machines, which are part of the MAC regional and PLUS national network.

On November 28, 1995, the Bank and Meridian Bank, a wholly-owned subsidiary of Meridian Bancorp, Inc., signed a definitive agreement whereby the Bank will purchase two retail banking offices located at Canton and Gillett, Pennsylvania, with deposits totaling approximately $16 million. The sale is subject to obtaining all regulatory approvals and, therefore, the final closing of the transaction is not expected until April 1996 (see footnote 15). The impact of this acquisition is discussed later in the loan and liquidity sections of the management discussion and analysis.

The Company, in the later half of 1994, engaged a professional marketing firm to improve communication with current and prospective customers and enhance the Company's identity. The Company expects to continue this marketing effort into 1996.

Loans
Total loans grew by $4.9 million in 1995, or 3.2%, slowing the strong 10.3% increase during 1994. The residential mortgage loan portfolio decreased 0.8% as a result of lower demand during 1995. In addition, $1.7 million in conforming mortgage loans were originated and sold on the secondary market through the Federal Home Loan Mortgage Corporation, providing over $37,000 of income in origination fees and premiums on loans sold, compared to $1.1 million in loans originated and $22,000 of income in 1994. Residential mortgage lending was down during 1995 because of fewer properties being sold, less debt being consolidated using mortgage refinancing, and the Company's interest rates being somewhat higher than its competitors. However, residential mortgage lending is a principal business activity and one the Company expects to continue by providing a full compliment of competitively-priced conforming, nonconforming and home equity mortgage programs.

Total commercial real estate, commercial and other loans increased by a strong $2.5 million or 7.8% (down slightly from the 11.5% gain in 1994). Commercial lending activity is primarily focused on small businesses and the Company's commercial lending officers have been very successful in attracting new business loans.

Loans to individuals increased $1.3 million or 11% during 1995 compared to an increase of $.2 million in 1994. This growth was the result of fewer consumer loans being combined and refinanced with residential mortgage loans in 1995, as discussed above.

State and political subdivision loans increased $1 million or 14.3% compared to an increase of $2.1 million in 1994. Over the last few years, management has been successful in obtaining tax-exempt loans from local municipalities and school districts to replace the maturing tax-exempt securities in the investment portfolio.

Historically, the majority of lending activity has been mortgage loans secured by one-to four-family residential property. The Company does offer a 25-year fixed rate mortgage product; however, since 1987 the growth in the mortgage portfolio has been in the area of one-to-five-year adjustable rate mortgages. As of December 31, 1995, residential real estate and real estate construction loans made up 60.3% of the Company's total loan portfolio.

Management expects that when the acquisition of the two branches of Meridian Bank is completed during the second quarter of 1996, the result will be the acquisition of approximately $3.6 million in loans. In addition, a strong effort to increase loan growth by marketing and competitive pricing will be implemented to utilize the funds provided by the new deposit base.

In 1996 the Company's primary goal is to be the premier mortgage lender in its market area by expanding its menu of conforming mortgages (including "jumbo" and low-to-moderate income home buyer mortgages) through North American Mortgage Company, Farmers Home Administration (FmHA) and Pennsylvania Housing Finance Agency (PHFA). Continued training of branch office personnel and the focus on flexibility and fast "turn around time" will aid in meeting this goal. (Also see the discussion in footnote 4).

                                         Five Year Breakdown of Loans by Type
                                                       December 31,

                                 1995           1994            1993            1992             1991
                           Amount    %     Amount    %     Amount    %     Amount    %      Amount    %

Real estate - residential  $ 96,594  59.7  $ 97,359  62.0  $ 92,149  64.3  $ 85,196  64.5   $ 71,714  57.9
Real estate - commercial     24,167  14.9    21,915  13.9    19,926  13.9    15,994  12.1    13,430  10.9
Real estate - agricultural    8,027   5.0     7,125   4.5     4,216   2.9     5,011   3.8     2,920   2.4
Real estate - construction    1,018   0.6     1,271   0.8     1,102   0.8       803   0.6     1,505   1.2
Loans to individuals for
 family and other purchases  13,198   8.1    11,886   7.7    11,696   8.2    12,637   9.6    16,420  13.3
Commercial and other         10,535   6.5    10,285   6.5     8,959   6.3     8,811   6.7    12,227   9.9
State and political
 subdivision loans            8,347   5.2     7,303   4.6     5,170   3.6     3,581   2.7     5,548   4.4

Total loans                 161,886 100.0   157,144 100.0   143,218 100.0   132,033 100.0   123,764 100.0

Unearned income                 259             575           1,311           2,506           2,021
Allowance for possible loan
  losses                      1,833           1,721           1,516           1,201             996

Net loans                  $159,794        $154,848        $140,391        $128,326        $120.747

                              _____

Citizens Financial Services, Inc.
______________________________________________________________________________
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
______________________________________________________________________________
The measurement of sensitivity to interest rate change in both earning assets and funding sources is crucial to the process of asset/liability management. The predominant source of earning assets is from the loan portfolio. The following table shows the maturity of commercial and agricultural loans and commercial loans secured by real estate as of December 31, 1995, classified according to the sensitivity to changes in interest rates within various time intervals:

                                             Commercial,
                                              financial,    Real estate
                                             agricultural  construction  Total

Maturity of loans:
 One year or less                             $ 5,943          $ 29     $5,972
 Over one year but less than five years         8,418            --      8,418
 Over five years                               28,368           989     29,357

Total                                         $42,729        $1,018    $43,747

Sensitivity of loans to changes in
 interest rates - loans due after one year:
  Predetermined interest rate                 $ 7,667         $ 564     $8,231
  Floating or adjustable interest rate         29,119           425     29,544

Total                                         $36,786         $ 989    $37,775

Investments
The investment portfolio, including available-for-sale and held-to-maturity securities, increased by $9.5 million or 14.7% in 1995 as compared to growth of $1.6 million in 1994. The primary growth in the investment portfolio occurred in
U. S. Treasury securities of $7.7 million or a 15.1% increase as compared to an increase of $3.8 million in 1994. Corporate obligations increased by $3.8 million and investments in obligations of state and political subdivisions declined $1.4 million during 1995.

The 1995 growth in the investment portfolio was the result of strong deposit growth and slow loan growth described above. The funds that are not used to fund loans are placed in investments which are of less risk and, therefore, lower yield. The impact on net interest income is discussed later in the net interest income section.

The following table shows the year-end composition of the investment portfolio for the five years ended December 31, 1995:

                                    Book Value at December 31,

                                     % of            % of         % of             % of           % of
                            1995     Total  1994    Total  1993   Total  1992      Total 1991     Total

Available-for-sale:
 U.S. Treasury securities   $15,591  21.2  $14,594  22.7   $16,126  25.7
 Corporate obligations        5,778   7.8       --    --        --    --
 Equity securities               75   0.1       46   0.1        45   0.1

Held-to-maturity:
 U.S. Treasury securities    42,700  57.9   36,042  56.1    30,686  49.0  $38,942  65.2  $19,441  38.2
 Federal agency obligations      --    --      500   0.8       502   0.8    1,000   1.7    5,089  10.0
 Obligations of state & political
  subdivisions                1,311   1.8    2,735   4.3     3,498   5.6    4,106   6.9    4,915   9.7
 Corporate obligations        4,744   6.4    6,729  10.4     7,715  12.3   10,108  16.9   11,334  22.3
 Mortgage-backed securities   2,377   3.2    2,513   3.9     3,066   4.9    4,606   7.7    6,829  13.4
 Restricted equity securities 1,139   1.6    1,098   1.7     1,007   1.6      980   1.6    3,298   6.4

Total                       $73,715 100.0  564,257 100.0   $62,645 100.0  $59,742 100.0  $50,906 100.0

                              _____

1995 Annual Report
______________________________________________________________________________
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION - continued
______________________________________________________________________________
Maturities and Average Weighted Yields of Investment Securities
Expected maturities and average weighted yields for the above investment portfolio as of December 31, 1995. Yields on tax-exempt securities are presented on a fully taxable equivalent basis assuming a 34% tax rate:

                                Within            One-             Five-          After
                                 One              Five             Ten             Ten
                                 Year  Yield (%)  Years Yield (%)  Years Yield (%) Years Yield (%) Total Yield (%)


Held-to-maturity securities:

 U.S. Treasury                 $ 3,517   6.60    $33,884   6.33   $ 5,299  6.33   $  --     --      $42,700    6.35
 State & political subdivisions,
  general obligation               254  13.02          7   8.33         8  8.33      --     --          269   12.76
 State & political subdivisions,
  revenue                          200  12.88        592  12.68        --    --      --     --          792   12.73
 State & political subdivisions,
  industrial development authority 250  13.07         --     --        --    --      --     --          250   13.07
 Corporate obligations           3,245   8.67      1,499   9.24        --    --      --     --        4,744    8.85
 Mortgage-backed securities        271   6.89      2,106   5.70        --    --      --     --        2,377    5.83
 Restricted equity securities       --     --         --     --        --    --   1,139    6.00       1,139    6.00

Total held-to-maturity         $ 7,737   8.06    $38,088   6.51   $ 5,307  6.33  $1,139    6.00     $52,271    6.71

Available-for-sale securities:

U.S. Treasury                  $ 2,029   6.73    $12,445   7.26   $ 1,117  6.42  $   --     --      $15,591    7.13
Corporate obligations               --     --      5,778   6.27        --    --      --     --        5,778    6.27
Equity securities                   --     --         --     --        --    --      75    1.50          75    1.50

Total available-for-sale        $ 2,029   6.73   $18,223   6.94   $ 1,117  6.42    $ 75    1.50     $21,444    6.88

During 1990 through 1995, the concentration of the Company's investment portfolio has shifted dramatically, as U.S. Treasury securities now comprise 79.1% of the total portfolio. No new investments have been made in state and political subdivisions since 1985. In 1995 the Company invested $5.7 million in corporate obligations (investment grade securities). This investment strategy reflects management's conservative investment philosophy and its reluctance to pursue other types of securities that carry more interest rate and credit risk but offer only a marginally higher rate of return.

Approximately 88% of the amortized cost of debt securities are scheduled to mature within five years or less (average expected maturity 3.4 years), as evidenced in footnote 3.

As discussed in footnote 1, as of December 31, 1993, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, investment securities have been segregated between the "available-for-sale" and "held-to-maturity" categories. The available-for-sale portfolio is "marked to market" and adjusted against stockholders' equity monthly (net of tax effect). The accounting for held-to-maturity securities remains the same (amortized cost method) as in prior years.

It is management's intention to hold substantially all debt securities purchased to maturity. Further, the Company expects that earnings from operations, the high liquidity level of the securities, growth of deposits and the availability of borrowings from the Federal Home Loan Bank is sufficient to meet future liquidity needs and management does not anticipate selling securities for liquidity requirements. Accordingly, the majority of the securities portfolio is classified as held-to-maturity.

The Company has no securities from a single issuer representing more than 10% of stockholders' equity.

Results of Operations
Net income during 1995 increased to $2.8 million (net income per share of $2.10), an increase of $209,000 or 8% over the $2.6 million reported in 1994 (net income per share of $1.95).

The following table sets forth certain performance ratios of the Company for the periods indicated:

                                                                     1995       1994      1993

Return on Assets (net income to average total assets)                1.18%      1.17%     1.16%
Return on Equity (net income to average total equity)               14.10%     14.06%    14.22%
Dividend Payout Ratio (dividends declared divided by net income)    40.69%     41.45%    42.20%
Equity to Asset Ratio (average equity to average total assets)       8.38%      8.33%     8.13%

Net income is influenced by five key elements: net interest income, other operating income, other operating expenses, provision for income taxes and the provision for possible loan losses. A discussion of these five elements follows.
                              _____

Citizens Financial Services, Inc.
______________________________________________________________________________
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
______________________________________________________________________________

Net Interest Income
The most significant source of revenue is net interest income, the amount by which interest earned on interest-bearing assets exceeds interest expense on interest-bearing liabilities. Net interest income in 1995 was $9.6 million (an increase of $ .2 million or 1.9%) as compared to $9.4 million in 1994 and $8.7 million in 1993.

Factors which influence net interest income are changes in volume of interest-bearing assets and liabilities as well as changes in the associated interest rates. The following tables set forth the Company's average balances of, and the interest earned or incurred on, each principal category of assets, liabilities and stockholders' equity, the related rates, net interest income and rate "spread" created:

                           Analysis of Average Balances and Interest Rates (1)
                                                   1995                      1994                      1993
                                        Average           Average  Average           Average  Average          Average
                                        Balance  Interest  Rate    Balance  Interest  Rate    Balance Interest  Rate
                                           $         $       %       $         $       %         $        $      %

ASSETS
Short-term investments:
 Interest-bearing deposits at banks      2,334       135    5.78      605      25    4.13     1,790      54     3.02
 Federal funds sold                         --        --      --       --      --      --        34       1     2.94
Total short-term investments             2,334       135    5.78      605      25    4.13     1,824      55     3.02
Investment securities:
 Taxable                                64,990     4,309    6.63   61,215   4,111    6.72    58,071   4,119     7.09
 Tax-exempt(3)                           2,150       271   12.61    2,997     427   14.26     3,791     491    12.95
Total investment securities             67,140     4,580    6.82   64,212   4,538    7.07    61,862   4,610     7.45
Loans:
 Residential mortgage loans             96,998     9,018    9.30   93,697   8,229    8.78    85,703   7,690     8.97
 Commercial & farm loans                38,615     3,829    9.92   32,937   2,887    8.77    27,238   2,179     8.00
Loans to state & political subdivisions  7,152       644    9.00    6,427     482    7.50     4,027     355     8.82
 Other loans                            13,989     1,501   10.73   13,833   1,448   10.47    19,057   1,964    10.31
Loans, net of discount (2)(3)(4)       156,754    14,992    9.56  146,894  13,046    8.88   136,025  12,188     8.96

Total interest-earning assets          226,228    19,707    8.71  211,711  17,609    8.32   199,711  16,853     8.44
Cash and due from banks                  4,737                      4,694                     4,295
Bank premises and equipment              4,128                      3,999                     3,887
FASB 115 adjustment                         46                        125
Other assets                             2,653                      3,419                     1,860

Total noninterest-bearing assets        11,564                     12,237                    10,042

Total assets                           237,792                    233,948                   209,753

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing deposits:
 NOW accounts                           24,152       557    2.31   26,052     593    2.28    26,252     678     2.58
 Savings accounts                       25,722       628    2.44   27,388     635    2.32    26,743     746     2.79
 Money market accounts                  23,003     1,089    4.73   21,363     728    3.41    21,187     676     3.19
 Certificates of deposit               119,260     7,067    5.93  105,455   5,565    5.28    98,735   5,570     5.64
Total interest-bearing deposits        192,137     9,341    4.86  180,258   7,521    4.17   172,917   7,670     4.44
Other borrowed funds                     8,031       510    6.35    8,440     423    5.01     4,129     183     4.43
Total interest-bearing liabilities     200,168     9,851    4.92  188,698   7,944    4.21   177,046   7,853     4.44
Demand deposits                         14,647                     14,318                    12,166
Other liabilities                        2,837                      2,268                     3,495
Total noninterest-bearing liabilities   17,484                     16,586                    15,661
Stockholders' equity                    20,140                     18,664                    17,046
Total liabilities & stockholders'
 equity                                237,792                    223,948                   209,753

Net interest income                                9,856                    9,665                     9,000

Net interest spread (5)                                     3.79%                    4.11%                      4.00%
Net interest income as a percentage
 of average interest-earning assets                         4.36%                    4.57%                      4.51%
Ratio of interest-earning assets
 to interest-bearing liabilities                            1.13                     1.12                       1.13

(1) Averages are based on daily balances.
(2) Includes loan origination and commitment fees of $155, $180, and $114 for 1995, 1994 and 1993, respectively.
(3) Tax exempt interest revenue is shown on a tax equivalent basis for proper comparison using a statutory federal income tax rate of 34%.
(4) Income on nonaccrual loans is accounted for on a cash basis, and the loan balances are included in interest-earning assets.
(5) Interest rate spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities.
                              _____

1995 Annual Report
______________________________________________________________________________
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
______________________________________________________________________________
The following table shows the effect of changes in volume and rates on interest income and expense. Rate/Volume variances are allocated to rate and volume variances based upon the absolute change in each. Tax exempt interest revenue is shown on a tax equivalent basis for proper comparison using a statutory federal income tax rate of 34%.

                                                1995 vs. 1994                              1994 vs. 1993
                         Change in   Change   Change in      Total    Change in  Change   Change in       Total
                          Volume    in Rate  Rate & Volumes  Change     Volume  in Rate   Rate & Volumes  Change

Interest income:
Short-term investments:
 Interest-bearing deposits
  at banks                $   71     $   10   $   29         $  110   $  (36)   $   20    $  (13)         $  (29)
 Federal funds sold           --         --       --             --       (1)       (1)        1              (1)

Total short-term
  investments                 71         10       29            110      (37)       19       (12)            (30)
Investment securities:
 Taxable                     254        (55)      (1)           198      223      (219)      (12)             (8)
 Tax-exempt                 (121)       (49)      14           (156)    (103)       50       (11)            (64)

Total investments            133       (104)      13             42      120      (169)      (23)            (72)
Loans:
 Residential mortgage loans  290        487       12            789      717      (163)      (15)            539
 Commercial and farm loans   498        379       65            942      456       208        44             708
 Loans to state & political
  subdivisions                54         96       12            162      212       (53)      (32)            127
 Other loans                  16         36        1             53     (538)       30        (8)           (516)

Total loans - net of
  discount (2)(3)(4)         858        998       90          1,946      847        22       (11)            858

Total interest income      1,062        904      132          2,098      930      (128)      (46)            756

Interest expense:
Interest bearing deposits:
 NOW accounts                (43)         8       (1)           (36)      (5)      (81)         1            (85)
 Savings accounts            (39)        33       (1)            (7)      18      (126)        (3)          (111)
 Money market accounts        56        282       23            361        6        46         --             52
 Certificates of deposit     729        685       88          1,502      379      (360)       (24)            (5)

Total interest-bearing
  deposits                   703      1,008      109          1,820      398      (521)       (26)          (149)
Other borrowed funds         (20)       113       (6)            87      191        24         25            240

Total interest expense       683      1,121      103          1,907      589      (497)        (1)            91

Net interest income       $  379     $ (217)  $   29         $  191   $  341    $  369     $  (45)        $  665

As can be seen from the preceding tables, tax equivalent net interest income rose from $9,000,000 in 1993 to $9,665,000 in 1994 and increased to $9,856,000 in 1995. In 1995, net interest income increased $191,000 as overall spread decreased from 4.11% to 3.79%. The increased volume of interest-earning assets generated an increase in income of $1,062,000 while increased interest-bearing liabilities produced $683,000 of interest expense. The change in rate resulted in an increase of $904,000 in interest income, however, the change in interest expense was $1,121,000 resulting in a net change of $217,000. The yield on interest-earning assets increased 39 basis points from 8.32% to 8.71% and the average interest rate on interest-bearing liabilities increased 71 basis points from 4.21% to 4.92%. This spread decline fully reflects the nearly 300 basis point increase in short-term interest rates during 1994. The reduction in rates during 1995 will be felt during 1996 as the normal loan and deposit rate lag takes effect. Analysis of the Company's current net interest income in early 1996 indicates that the effects of recent interest rate decreases and the effect of the yield curve remaining relatively level, might continue to have a negative effect on interest margin. Management is currently evaluating alternatives to maintain or improve the interest spread.

Between 1993 and 1994, total interest on earning assets increased $756,000 while interest expense increased $91,000. Of this $665,000 net interest income growth, $341,000 was due to changes in volume and $369,000 was due to changes in interest rates.

Other Operating Income
The Company achieved other operating income of $1,252,000 in 1995, which was an increase of $116,000 or 10.2% from $1,136,000 in 1994. An increase of $25,000 occurring in service charges on deposit accounts and $9,700 in gains were realized on the sale and maturity of securities (causing $3,300 of additional taxes) as compared to $63,000 (causing $21,000 of additional taxes) in 1994. Other operating income increased $93,000 in 1995 or 57.4% over that of 1994, primarily as a result of gains in other real estate sold of $45,000 and additional insurance fees (premiums on credit life and disability insurance) of $34,000.

Trust income of $255,000 increased 25% from the $204,000 earned during 1994, primarily as the result of growth in traditional trust and investment business and estate settlements through a recently instituted employee referral program. In 1996, management plans to continue to expand small business relationships by working with the community offices and commercial lending staff.
                              _____

Citizens Financial Services, Inc.
______________________________________________________________________________
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
______________________________________________________________________________
Other Operating Expenses
Salaries and employee benefits, the largest category of noninterest expense, increased $62,000 or 2% from $3.1 million in 1994 to $3.2 million in 1995. This increase was primarily the result of normal annual salary increases offset by staff reductions made possible through implementation of check imaging and power proof operations. Management expects further savings in 1996 as the result of these operational changes. In 1994, salaries and employee benefits expense increased $306,000 or 11% as the result of the culmination of a restructuring plan begun in 1993. The restructuring included the hiring of five highly qualified officers in the Banking Services, Data Processing, Audit, Finance/Control and Trust and Investment Services Departments. In addition, specialized departments were created in 1993 for loan processing, collections and tele-services.

Occupancy expense increased $22,000 in 1995, or 5.6%, as compared to an increase of $28,000 in 1994. Furniture and equipment expense declined $25,000 or 4.2% and was virtually unchanged in 1994 compared to 1993. Reduced depreciation expense accounted for most of the decline.

FDIC insurance costs declined significantly, $117,000 or 29%, as the result of the Bank Insurance Fund ("BIF") meeting its statutorily mandated reserve requirements and deposit premiums being reduced. The FDIC has authorized an additional premium reduction effective in 1996 (BIF to be reduced to a minimum of $2,000 per year while Savings Association Insurance Fund ("SAIF") deposit balances continue at a premium of $.23 per hundred).

The Company also currently pays a deposit premium to the FDIC for the SAIF (a result of the deposits obtained with the acquisition of Star Savings and Loan Association in 1990). Congress is currently evaluating proposals to recapitalize SAIF and, although no agreement has been reached between the House and Senate regarding recapitalization of the SAIF fund, it appears that the Company, as well as other financial institutions with SAIF deposits, may be required to pay a one-time special assessment that could approximate 85 basis points on such deposits, possibly during the first half of 1996. The special assessment may adversely effect earnings and liquidity by approximately $290,000 when paid if the current proposals are enacted into law.

Other expenses increased in 1995 by $233,000 or 11.6% compared to an increase of $39,000 in 1994. The increase during 1995 was a result of an additional $69,000 repossession foreclosure expense and increases in software maintenance and computer supply expenses relating to the implementation of check imaging.

A recent reorganization by the Company's current computer application software vendor has made it necessary for the Company to begin the process of evaluating new computer software and hardware alternatives. This evaluation process will be completed during 1996 with the actual implementation of the new processing to occur in 1997. The associated costs have yet to be determined but it may adversely impact future short-term earnings. Management anticipates that increased productivity and additional customer services will help mitigate an adverse impact over the long term.

In addition, the Company expects to evaluate a number of other strategic technology issues such as a call center, voice response system and computer networking during 1996. It is management's intention that (based upon current expectations and market conditions) none of the proposed strategic technology projects will have a material impact on liquidity of the Company, and capital expenditures will be offset by improved operating efficiency.

Provision for Income Taxes
The provision for income taxes for 1995 increased by $3,000 to $1.2 million, compared to the $250,000 increase in 1994, due to increased earnings adjusted by tax-free interest income.

An additional variance between 1994 and 1993 was the impact of a 1993 credit for state income not applicable in 1994, resulting in a net increase of $119,000.

Loan Quality and Provision for Possible Loan Losses
As discussed above, the loan portfolio contains a large portion of real estate secured loans (generally residential home mortgages, mortgages on small business properties, etc.), and consumer installment loans and other commercial loans. Footnote 4 provides further details on the composition of the loan portfolio and is incorporated herein.

Management follows quality credit underwriting policies and collection practices and is supplemented by an internal loan review program. In addition, as part of the restructuring discussed above, a separate collections department was established in 1993 to focus on the collection and workout of problem loans. The board of directors and management believe all of these initiatives have led to relatively low levels of non-performing loans and loan chargeoffs. The following tables indicate the level of non-performing loans, net chargeoffs and charges against the allowance for losses on real estate owned over the past five years ending December 31:

                          1995      1994       1993       1992      1991

Nonperforming loans:
Nonaccruing loans       $  763    $1,557     $1,566     $  689    $  154
Impaired loans             696        --         --         --        --
Accrual loans - 90 days
  or more past due         689       267        418        439       977
Total nonperforming
  loans                 $2,148    $1,824     $1,984     $1,128    $1,131

Net chargeoffs
  (recoveries)
  for loan losses       $   51    $   50     $   --     $  119    $   88
Net chargeoffs
  (recoveries) for real
  estate owned losses   $   --    $   --     $   --     $   --    $   26

The composition of nonaccrual loans at December 31, 1995, consists predominately of one-to four-family residential loans where the accrual of interest has been discontinued.

Another way to view the credit quality exposure of the loan portfolio is by reviewing the "watch list" categories used by management (and as required by the regulatory agencies). This monitoring process is reviewed and reported monthly to identify problems or potential problems.

Loans classified on the "watch list" as of December 31:
                           1995    1994    1993
Special mention          $  232  $1,106  $1,856
Substandard               4,093   2,781   2,250
Doubtful                     41      10      16
Loss                         --      --      --
Total                    $4,366  $3,897  $4,122
Percent of total loans     2.73%   2.52%   2.94%

                              _____

1995 Annual Report
______________________________________________________________________________
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
______________________________________________________________________________
Based upon current information available and upon measures taken to maintain the allowance for loan losses at an appropriate level, management does not believe there are any loans classified for regulatory purposes as loss, doubtful, substandard, special mention or otherwise which will result in losses which would reasonably be expected to have a material impact on future operations, liquidity or capital reserves. At December 31, 1995, there were no loans which were not included as past due, nonaccrual or restructured troubled debt, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply over the next six months with present loan repayment terms. Management is not aware of any other information which causes it to have serious doubts as to the ability of borrowers in general to comply with repayment terms.

The following table presents an analysis of the allowance for possible loan losses for the five years ending December 31:

                                              Summary of Loan Loss Experience

                                  1995           1994        1993       1992     1991

Balance at
 beginning of period              $1,721         $1,516      $1,201     $ 996    $  914

Charge-offs (domestic only):
 Real estate - construction           --             --          --        --        --
 Real estate - mortgage               23             31          25         1        11
 Installment and credit plans         42             28          43        63        40
 Commercial, financial, agricultural   4              9           3        87       103
 Lease financing

Total loans charged-off               69             68          71       151       154

Recoveries (domestic only):
 Real estate - construction           --             --          --        --        --
 Real estate - mortgage               --             --           3        30        --
 Installment and credit plans         15             14          60         1        45
 Commercial, financial, agricultural   3              4           8         1        21
 Lease financing

Total loans recovered                 18             18          71        32        66

Net loans charged-off                 51             50          --       119        88

Provisions charged to expense        163            255         315       324       170

Balance at end of year            $1,833         $1,721      $1,516    $1,201     $ 996

Loans outstanding at end of
  year                          $161,627       $156,569    $141,907  $129,527  $121,743

Average loans outstanding, net  $156,754       $146,894    $136,025  $126,604  $116,911

Net charge-offs to average loans   0.03%          0.03%       0.00%     0.09%     0.08%

Year-end allowance to total loans  1.13%          1.10%       1.07%     0.93%     0.82%

Year-end allowance to total
 non-performing loans             85.38%         94.35%      76.41%   106.47%    88.06%

As detailed in footnote 4 and the above tables, total past due (90 days or more) and non-performing loans increased 18% from December 31, 1994, to December 31, 1995, primarily the result of a single large credit collateralized by real estate. Nonaccural loans decreased by 6% from 1994. The majority of the loan volume is well collateralized by real estate or guaranteed by the Small Business Administration or Farmers Home Administration. Total charge-offs for 1996 are still expected to approximate the moderate historic levels.

Allowance For Possible Loan Losses
The allowance is maintained at a level to absorb potential future loan losses. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. Management's basis for the level of the allowance and the annual provision is its evaluation of the loan portfolio, current and projected economic conditions, the historical loan loss experience, present and prospective financial condition of the borrowers, the level of nonperforming assets, and other relevant factors. While management evaluates all of this information, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various regulatory agencies, as an integral part of their examination process, review the Company's allowance for possible loan losses. Such agencies may require the Company to recognize additions to the allowance based on their evaluation of information available to them at the time of their examination. Based on this process, management believes that the current allowance is adequate to offset any exposure that may exist for under-collateralized or uncollectible loans.

The allowance for possible loan losses has steadily increased as a percentage of total loans, amounting to 1.07%, 1.10%, and 1.13% as of December 31, 1993, 1994, and 1995, respectively. The 1995 growth is the combined result of a $163,000 charge to earnings and $51,000 in net loan losses. The level of charge-offs and recoveries were relatively the same as 1994.
                              _____

Citizens Financial Services, Inc.
______________________________________________________________________________
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
______________________________________________________________________________

Allocation of the Allowances for Loan Losses

Balance at end of period applicable to:      1995      1994      1993       1992      1991

Commercial and other                        $ 646     $ 660     $ 546      $ 477     $ 469
Real estate- construction                      --        --        --         --        --
Real estate - residential, agricultural       433       542       400        344       262
Installment loans to individuals              360       264       267        289       257
Unallocated                                   394       255       303         91         8

Total allowance for
 possible loan losses                      $1,833    $1,721    $1,516     $1,201     $ 996

The following table provides the percentage distribution of the allowance for possible loan losses and the various loan categories:
                                               1995            1994              1993           1992            1991
                                         Allowance Loans  Allowance Loans  Allowance Loans Allowance Loans Allowance Loans

Commercial and other                        35.3   26.6      38.3    25.0    36.0     23.8    39.7    21.5    47.1    25.2
Real estate - construction                    --    0.6        --     0.8      --      0.8      --     0.6      --     1.2
Real estate - residential, agricultural     23.6   64.7      31.6    66.5    26.4     67.2    28.6    68.3    26.3    60.3
Installment loans to individuals            19.6    8.1      15.3     7.7    17.6      8.2    24.1     9.6    25.8    13.3
Unallocated                                 21.5     --      14.8      --    20.0       --     7.6      --     0.8      --

Total                                      100.0  100.0     100.0   100.0   100.0    100.0   100.0   100.0   100.0   100.0

As described in footnote 1 and footnote 4, in 1995 the Company has implemented SFAS 114 as amended by SFAS 118, which impacted management's method for determining the allowance for loan losses. Management does not believe any material impact on earnings will occur as a result of the implementation of SFAS 114 in the future.

Stockholders' Equity
Stockholders' equity is evaluated in relation to total assets and the risk associated with those assets. The greater the capital resources, the more likely a corporation is to meet its cash obligations and absorb unforeseen losses. For these reasons capital adequacy has been, and will continue to be, of paramount importance.

Stockholders' equity has grown by 12.7% in 1995, 3.1% in 1994, and 12.3% in 1993, to the current level of $21.3 million. Adjustments made to equity for gains and losses on available-for-sale securities resulted in an increase of $349,000 in 1995 compared to a decrease of $364,000 in 1994. Total equity has been consistently increasing (approximately 8.6% of total assets at December 31, 1995, as compared to 8.1% at December 31, 1994).

Management does not currently anticipate that any of the major equipment and software purchases discussed previously will have a material adverse effect on stockholders' equity during 1996. In addition, management expects the acquisition of two branches discussed previously will reduce the bank's leverage ratio but it is anticipated that it will remain well above federal minimums.

The Company pays cash dividends on a semiannual basis. The dividend rate is determined by the Board of Directors after considering the Company's capital requirements, current and projected net income, and other factors. In 1995 and 1994, 40.7% and 41.5% of net income was paid out in dividends, respectively.

The Company paid a one percent stock dividend in July 1995. The one percent stock dividend resulted in 12,780 additional common shares outstanding. For the year ended December 31, 1995, the total number of common shares outstanding was 1,347,323. For comparative purposes, outstanding shares for prior periods were adjusted for the 1995 stock dividend in computing earnings and cash dividends per share.

There are currently three federal regulatory measures of capital adequacy. The following table presents ratios and shows that the Company's ratios substantially exceed all federal regulatory standards. The Company has computed its risk-based capital ratios as follows:

                                                December 31,

                                           1995     1994     1993

Tier 1 - Total stockholders' equity     $ 21,297 $ 18,903 $ 18,340
 Less: Unrealized holding
  gains (losses) on
  available-for-sale securities              349     (364)     609

Tier 1, net                               20,948   19,267   17,731
Tier ll - Allowance for loan losses (1)    1,719    1,625    1,467

Total qualifying capital                $ 22,667 $ 20,892 $ 19,198

Risk-adjusted
 on-balance sheet assets                $131,247 $123,077 $112,271
Risk-adjusted off-balance
 sheet exposure (2)                        6,242    6,956    5,079

Total risk-adjusted assets              $137,489 $130,033 $117,350

                                                December 31,

Ratios:                                    1995     1994     1993

Tier I risk-based capital ratio            15.2%    14.8%    15.1%
Federal minimum required                    4.0      4.0      4.0

Total capital ratio - actual               16.5%    16.1%    16.4%
Federal minimum required                    8.0      8.0      8.0

Leverage ratio (3)                          8.7%     8.6%     8 5%
Federal minimum required                    4.0      4.0      4.0

(1) Allowance for loan losses is limited to 1.25% of total risk-adjusted assets.
(2) Off-balance sheet exposure is caused primarily by standby letters of credit and loan commitments with a remaining maturity exceeding one year. These obligations have been converted to on-balance sheet credit equivalent amounts and adjusted for risk.
(3) Tier I capital divided by average total assets.
                              _____

1995 Annual Report
______________________________________________________________________________
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
______________________________________________________________________________
Liquidity
The Company has implemented asset/liability management along with investment policies to assure its liquidity requirements to depositors, credit customers and shareholders can be met.

There are seasonal and cyclical timing differences between growth in loans and core deposits. A basic objective of liquidity management is to accommodate these timing differences by ensuring the availability of funds to meet customers' loan and deposit withdrawal needs in a cost-efficient manner. A further objective is to minimize the adverse impact of loan and core deposit activity in the event of a disruption in normal funding sources, whether such disruption is market-wide or specific to the Company.

Liquidity is managed on both the asset and liability sides of the balance sheet. Asset-based liquidity is liquidity that is created by building a stable funding base greater than what is currently used to fund less liquid assets (primarily loans), with the excess stored in the form of short-term investments and the available-for-sale portion of the investment portfolio. Liability-based liquidity is liquidity that is created through access to wholesale funding markets (short-term borrowings), where volume can be rapidly increased to accommodate loan demand. Management prefers to provide the Company with asset-based liquidity by building a core deposit base with strong customer relationships when possible.

The Company's historical activity in this area can be seen in the Consolidated Statement of Cash Flows from investing and financing activities.
Investing activity in the available-for-sale and held-to-maturity securities increased to reinvest the funds received from matured securities and additional amounts provided by increased deposit growth not utilized by loan demand.

At year-end 1995, the Company had short-term borrowings, using the Federal Home Loan Bank ("FHLB") FlexLine, of $1.7 million compared to $9.4 million at year-end 1994. It is management's intent to minimize short term borrowing by increasing the volume of core deposits and the funding of some future loan demand by selling conforming mortgages as previously discussed.

To assure the maintenance of liquidity reserves, the Company monitors and places various internal constraints on the level of loans relative to core deposits and other stable funding sources; the liquidity characteristics of investments; and the volume and maturity structure of wholesale funding.

The following table shows the maturity or repricing of the Company's assets and liabilities at December 31, 1995, based on amortized cost.

                                 0-3 months  3-12 months  1-3 years  3-5 years  5-10 years   Over 10 years   Total
Investment securities and
 interest-bearing deposits       $  2,901    $  6,882     $ 27,752   $28,171    $  7,519     $    527        $ 73,752
Loans, net                         45,636      43,235       32,937    19,011      15,572        3,403         159,794

Total interest-earning assets    $ 48,537    $ 50,117     $ 60,689   $47,182    $ 23,091     $  3,930        $233,546

Interest-bearing demand
 and savings deposits            $ 20,197    $ 10,711     $ 22,587   $19,599    $     --     $     --     $ 73,094
Certificates of deposit            23,818      49,017       36,258    15,927          62           --      125,082
Borrowed funds                      2,987       1,675        1,777       708       1,079          629        8,855

Total interest-bearing
  liabilities                    $ 47,002    $ 61,403     $ 60,622   $36,234    $  1,141     $    629     $207,031

Excess interest-earning
 assets (liabilities)            $  1,535    $(11,286)    $     67   $10,948    $ 21,950     $  3,301

Cumulative interest-earning
  assets                         $ 48,537    $ 98,654     $159,343  $206,525    $229,616     $233,546
Cumulative interest-bearing
  liabilities                      47,002     108,405      169,027   205,261     206,402      207,031

Cumulative gap                   $  1,535    $ (9,751)    $ (9,684)  $ 1,264    $ 23,214     $ 26,515

Cumulative interest rate
 sensitivity ratio (1)               1.03        0.91        0.94       1.01        1.11         1.13

(1) Cumulative interest-earning assets divided by interest-bearing liabilities.

  This table does not necessarily indicate the precise impact of specific interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. In addition, assets and liabilities within the same period may, in fact, reprice at different times and at different rate levels. While placing the balances in the various time intervals may reflect the contractual right or ability to change interest rate on these items, it does not reflect the actual pricing behavior nor does it capture rate-volume interactions. This is one of the limitations of gap analysis as an interest rate risk management tool.
                              _____

Citizens Financial Services, Inc.
______________________________________________________________________________
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued
______________________________________________________________________________
Because of the limitations of gap reports, the Company uses a simulation model as its primary method of measuring interest rate risk. The simulation model, because of its dynamic nature, forecasts the effects of future balance sheet trends, changing slopes of the yield curve, different patterns of rate movement, and changing relationships between rates. The results of simulation analyses are used by management to evaluate possible corrective actions to reduce negative impact to net interest margin.

Capital expenditures of $463,000 in 1995 was less than 1994 by $139,000, of which approximately $395,000 was a final payment on the check imaging system installed during the second half of 1995. Management expects normal equipment replacements of about $100,000 for 1996. These purchases will allow greater operating efficiencies and provide the customer with a higher quality product.

The proposed acquisition of two branches discussed previously will have a net positive impact to liquidity by the addition of the proceeds from the settlement purchase of approximately $16 million in deposits, reduced by approximately $3.6 million in loans, fixed assets and a deposit premium.

Management has begun the process to find a solution to the space issue it is experiencing at its main office. As the result of recent growth and related needs to hire personnel, the Company is currently renting office space in three separate buildings as a temporary solution. Management is continuing to evaluate alternative sites for construction of the new facility. Preliminary estimates are that the earliest start of any construction will be in 1997.

General
The majority of assets and liabilities of a financial institution are monetary in nature and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets and on non-interest expenses, which tend to rise during periods of general inflation. The level of inflation over the last few years has been declining.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "Act") was signed into law on December 19, 1991. The Act addresses the recapitalization of the bank insurance fund and is designed to limit risk within the banking industry. Much of the impact of the legislation has taken place and management does not believe that full implementation of the Act will have a material impact on liquidity, capital resources or reported results of operations in future periods.

The passage of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the Riegle Community Development and Regulatory Improvement Act may have a significant impact upon the Company. The key provisions pertain to interstate banking and interstate branching as well as a reduction in the regulatory burden on the banking industry. Since September 1995, bank holding companies may acquire banks in other states without regard to state law. In addition, banks can merge with other banks in another state beginning in June 1997. States may adopt laws preventing interstate branching but, if so, no out-of-state bank can establish a branch in such state and no bank in such state may branch outside the state. Pennsylvania recently amended the provisions of its Banking code to authorize full interstate banking and branching under Pennsylvania law and to facilitate the operations of interstate banks in Pennsylvania.

As a result of legal and industry changes, management predicts that consolidations will continue as the financial services industry strives for greater cost efficiencies and market share. Management believes that such consolidation may enhance its competitive position as a community bank.

There are numerous proposals before Congress to modify the financial services industry and the way commercial banks operate. However, it is difficult to determine at this time what effect such provisions may have until they are enacted into law.

Normal examinations of the Company by the Comptroller of the Currency occurred during 1995. The last Community Reinvestment Act performance evaluation by the same agency during 1993 resulted in a rating of "Satisfactory Record of Meeting Community Credit Needs".

Aside from those matters described above, management does not believe that there are any trends, events or uncertainties which would have a material adverse impact on future operating results, liquidity or capital resources, nor is it aware of any current recommendations by the regulatory authorities (except as described herein) which, if they were to be implemented, would have such an effect although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on the Company's results of operations.
                              _____

______________________________________________________________________________
[GRAPHIC OMITTED: Silhouette of a colonial rider on horseback, approximately 1 inch square, top center of page]
______________________________________________________________________________
FIRST CITIZENS NATIONAL BANK
______________________________________________________________________________
FULL SERVICE
COMMUNITY BANKING HOURS
MANSFIELD*
  M,T,W,Th: 8:30 am - 4:30 pm
  Fri.: 8:30 am - 6:00 pm
  Sat.:8:30 am - Noon
BLOSSBURG*
  M,T,W,Th: 8:30 am - 4:30 pm
  Fri.:8:30 am - 6:00 pm
  Sat.: 8:30 am - Noon
ULYSSES*
  M,T,W,Th: 8:30 am - 4:30 pm
  Fri.: 8:30 am - 6:00 pm
  Sat.: 8:30 am - Noon
GENESEE*
  M,T,W,Th: 8:30 am - 4:30 pm
  Fri.: 8:30 am - 6:00 pm
  Sat.: 8:30 am - Noon
SAYRE*
  M,T,W,Th: 8:30 am - 4:30 pm
  Fri.: 8:30 am - 6:00 pm
  Sat.: 8:30 am - Noon
WELLSBORO*
  M,T,W,Th: 8:30 am - 4:30 pm
  Fri.: 8:30 am - 6:00 pm
  Sat.: 8:30 am - Noon
TROY*
  M,T,W,Th: 8:30 am - 4:30 pm
  Fri.: 8:30 am - 6:00 pm
  Sat.: 8:30 am - Noon
* Drive-up opens at 8:00 am

______________________________________________________________________________
CITIZENS FINANCIAL SERVICES, INCORPORATED
______________________________________________________________________________
15 SOUTH MAIN STREET
MANSFIELD, PA 16933
717-662-2121
800-326-9486
FAX 717-662-2365

DIRECTORS
Robert E. Dalton
  Chairman of the Board
Bruce L. Adams
Carol J. Bond
R. Lowell Coolidge, Esquire
Larry J. Croft
Robert J. Landy, Esquire
John E. Novak
John M. Thomas, MD
Rudolph J. van der Hiel, Esquire
William D. VanEtten
Richard E. Wilber

DIRECTORS EMERITI
Edward Kosa
Constantine Kurzejewski
John G. Kuster
Robert G. Messinger
Wilber Wagner

DIRECTORS
Robert E. Dalton
  Chairman of the Board
Bruce L. Adams
Carol J. Bond
R. Lowell Coolidge, Esquire
Larry J. Croft
Robert J. Landy, Esquire
John E. Novak
John M. Thomas, MD
Rudolph J. van der Hiel, Esquire
William D. VanEtten
Richard E. Wilber
  President
  Chief Executive Officer

OFFICERS
Administrative Services
Cynthia T. Pazzaglia
  Administrative Services Division Manager
     Human Resources Manager
Audit/Compliance
V. Guy Abell
  Auditor
Robert D. Wrisley
  Vice President
     Loan Compliance and Review
Karen R. Jacobson
     Assistant Auditor/Security Officer
Banking Services
Terry B. Osborne
  Executive Vice President
     Secretary, Citizens Financial Services, Inc.
Jerald J. Rumsey
  Senior Vice President
  Credit Services Manager
Robert L. Champion
     Commercial Services Officer
Pamela A. Hazelton
  Appraiser
Wendy L. Southard
     Marketing Coordinator
Finance/Control
Thomas C. Lyman
     Treasurer, Citizens Financial Services, Inc.
     Finance/Control Division Manager
Randall E. Black
  Controller
Operations
William W. Wilson
  Vice President
     Operations Division Manager
Michael D. Miller
     Data Operations Manager
Joanne W. Marvin
     Banking Operations Manager
Trust and Investment Services
Deborah E. Scott
  Vice President
     Trust/Investment Services Division Manager
Douglas P. Smith
  Trust Investment Officer
Jean A. Knapp
  Trust Administrator
Sara J. Roupp
  Trust Administrator
                              _____
______________________________________________________________________________
[GRAPHIC OMITTED: Silhouette of a colonial rider on horseback, approximately one inch square, top of page]
______________________________________________________________________________
MISSION
STATEMENT
We Recognize That Our Customers Are The Reason For Our Existence.
Our mission is to be the dominant financial services provider in our marketplace. We will establish ourselves apart from other financial vendors by providing service excellence to our customers through satisfied, motivated, professionalemployees and a profitable range of financial services to meet the customers' changing needs. It is also our mission to profitably satisfy shareholder performance expectations and to be an active citizen of the communities we serve.
______________________________________________________________________________
[LOGO OMITTED:  F.D.I.C. EQUAL HOUSING LENDER]
______________________________________________________________________________
COMMUNITY OFFICES
Toll free to all locations: 800-326-9486
________________________________________________
MANSFIELD      717-662-2121
15 South Main Street
Mansfield, PA 16933     FAX 717-662-3278
Local Board
William J. Waldman
  Chairman
Anthony D. Fiamingo
Allan K. Reed
Stephen A. Saunders
William J. Smith
Officers
Allan K. Reed
  Assistant Vice President/Office Manager
James T. Hepp
  Assistant Office Manager
Shari L. Bolt
  Customer Service Counselor
Kristina M. Payne
  Customer Service Counselor
________________________________________________
BLOSSBURG      717-638-2115
300 Main Street
Blossburg, PA 16912     FAX 717-638-3178
Local Board
Mark L. Dalton
  Chairman
Terrance M. Asalone
Harold K. House
George D. Lloyd
Thomas Phinney
Officers
Terrance M. Asalone
  Office Manager
Michele E. Litzelman
  Customer Service Counselor
________________________________________________
ULYSSES     814-848-7572
502 Main Street
Ulysses, PA 16948     FAX 814-848-7633
Local Board
Ronald G. Bennett
  Chairman
Lloyd R. Dugan
D. Thomas Eggler
Phillip D. Vaughn
James A. Wagner
Officers
Phillip D. Vaughn
  Assistant Vice President/Office Manager
L. Abbie Lerch
  Customer Service Counselor
________________________________________________
GENESEE   814-228-3201
RD 1 Box 58
Genesee, PA 16923     FAX 814-228-3395
Local Board
Gene E. Kosa
  Chairman
William R. Austin
John K. Hyslip
Stephen B. Richard
Dennis C. Smoker
Officers
William R. Austin
  Assistant Vice President/Office Manager
Christine M. Miller
  Customer Service Counselor
________________________________________________
SAYRE     717-888-6602
306 West Lockhart Street
Sayre, PA 18840     FAX 717-888-3198
Local Board
Joseph Burkhart
  Chairman
Blaine W. Cobb, MD
Robert Elsbree
Russell Knight
Chester L. Reed
Officers
Chester L. Reed
  Assistant Vice President/Office Manager
Toni Tracy
  Customer Service Counselor
________________________________________________
TROY     717-297-4131
303 West Main Street
Troy, PA 16947    FAX 717-297-4133
Local Board
Lyle A. Haflett
  Chairman
Thomas A. Calkins, III
Richard H. Packard
David E. Carlson
Donald D. White
Officers
David E. Carlson
  Office Manager
________________________________________________
WELLSBORO     717-724-2600
99 Main Street
Wellsboro, PA 16901     FAX 717-724-4381
Local Board
William A. Hebe, Esquire
  Chairman
Robin K. Carleton
Timothy J. Gooch
Jeffrey L. Wilson
Officers
Jeffrey L. Wilson
  Assistant Vice President/Office Manager


MAC
Money Access Card
______________________________________________________________________________
[MAC LOGO OMITTED]
______________________________________________________________________________
24 Hour Automated Teller
*Mansfield
*Mansfield University
*Mansfield WalMart
*Soldiers and Sailors Memorial Hospital
*Wellsboro
*Genesee
*Ulysses
*Sayre
                              _____

______________________________________________________________________________
THE BUSINESS OF CITIZENS FINANCIAL SERVICES, INC.
______________________________________________________________________________
SHAREHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting and Luncheon for the shareholders of Citizens Financial Services, Inc. will be held at the Tioga County Fairgrounds Youth Building in Whitneyville, PA on Tuesday, April 16, 1996 at 12:00 noon.

FORM 10-K
The Annual Report to the Securities and Exchange Commission, Form 10-K, will be made available upon request.
  Contact:
    Thomas C. Lyman
      Treasurer
        Citizens Financial Services, Inc.
        15 South Main Street
        Mansfield, PA 16933
The Annual Report and other Company reports are also filed electronically through the Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") which performs automated collection, validation, indexing, acceptance, and forwarding of submissions to the Securities and Exchange Commission (SEC) and is accessible by the public using the Internet at http://www.sec.gov./edgarhp.htm.

TRANSFER AGENT
  Citizens Financial Services, Inc.
  15 South Main Street
  Mansfield, PA 16933
  Telephone: 717-662-2121 / 800-326-9486

SHAREHOLDER SERVICES
Shareholder inquiries and requests for assistance should be directed to the Transfer Agent listed above.

STOCK PURCHASING INFORMATION
The stock symbol for Citizens Financial Services, Inc. is "CZFS". Citizens Financial Services, Inc. stock is traded Over the Counter ("OTC") through the following Market Makers:

Market Makers
Ferris-Baker-Watts
6 Bird Cage Walk
Hollidaysburg, PA 16648
Telephone: 800-343-5149

Ryan, Beck & Co.
80 Main Street
West Orange, NJ 07052
Telephone: 800-342-2325

Hopper Soliday & Co., Inc.
1703 Oregon Pike
Lancaster, PA 17601-4201
Telephone: 800-646-8647

W H Newbolds Son & Co.
1500 Walnut Street
Philadelphia, PA 19102
Telephone: 800-441-4132

Janney Montgomery Scott
1601 Market Street
Philadelphia, PA 19103
Telephone: 800-JANNEYS

PaineWebber Incorporated
10 Park Street
PO Box 2636
Concord, NH 03302
Telephone: 800-678-0619
                              _____
                                40
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